DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02017701

NO ACT
P.E 12-21-2001
1-07182

February 8, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/8/2002

Andrea L. Dulberg
Corporate Secretary
Merrill Lynch & Co., Inc.
222 Broadway
17th Floor
New York, NY 10038

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 21, 2001

Dear Ms. Dulberg:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Merrill Lynch by Anne Marie Kearney. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ms. Anne Marie Kearney
PO Box 881
Grapevine, TX 76099

Andrea Dulberg
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

c/o Loeb & Loeb LLP

345 Park Avenue, 19th Floor
New York, New York 10154
212-407-4119
FAX 212-407-4168
Andrea_Dulberg@ml.com

Merrill Lynch

DEC 26 2001

Securities Exchange Act of 1934,
Rules 14a-8 (i)(7), (i)(1),
(i)(2), (i)(3) and (i)(4)

December 21, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Merrill Lynch & Co., Inc. - Shareholder Proposal under Rule 14a-8

Ladies and Gentlemen:

Merrill Lynch & Co., Inc., a Delaware corporation (the "Corporation" or "Merrill Lynch"), hereby respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with its view that Merrill Lynch may exclude from its proxy solicitation materials (the "Proxy Materials") relating to its 2002 Annual Meeting of Shareholders a proposal and supporting statement (collectively, the "Proposal") received from Anne Marie Kearney (the "Proponent") on November 16, 2001. The Proposal and a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP are attached as Exhibit A and Exhibit B, respectively. In connection with this letter, the following exhibits are attached hereto as Exhibit C and Exhibit D, respectively, (i) a settlement agreement between the Corporation and Sumitomo Corporation that was disclosed in the Corporation's Form 8-K filed on May 24, 2000 (the "Sumitomo Settlement"), and (ii) the complaint related to litigation between the Corporation, the Proponent and other claimants (the "Class Action"). Pursuant to Rule 14a-8(i), a copy of this letter and the exhibits are being mailed concurrently to the Proponent to advise her of the Corporation's intention to exclude the Proposal. Pursuant to this rule, six copies of this letter and the attached exhibits are also enclosed for filing with the Commission.

I. THE PROPOSAL

The text of the resolution submitted by the Proponent reads as follows:

"I submit that the stockholders request Mr. Komansky's resignation as well as forgo any golden parachute for allowing this situation to escalalte [sic.]."

Mr. Komansky is the Chairman of the Board (the "Chairman") and Chief Executive Officer (the "CEO") of Merrill Lynch and is sometimes referred to herein as the " Executive."

II. BACKGROUND

Merrill Lynch is a Delaware corporation. In accordance with the Delaware General Corporation Law ("DGCL") and pursuant to the provisions of the Corporation's Certificate of Incorporation and By-laws, the Corporation's Board of Directors elects the Executive who serves in accordance with such governing documents, and at the pleasure of the board pursuant to its statutory authority to remove and replace such officer. More specifically, the Corporation's By-laws expressly provide pursuant to Section 3 of Article V that, "[a]ny elected officer may be removed...by affirmative vote of a majority of the whole Board of Directors." The Proponent's resolution, if implemented, impermissibly would remove discretion from the Board of Directors in regard to the election of officers, a matter relating to the Corporation's conduct of its ordinary business operations, and improperly place such decision-making power in the hands of the Corporation's shareholders.

III. SUMMARY OF THE BASES FOR OMISSION

The Proposal calls for the Executive, the Corporation's Chairman and CEO, to resign and forgo his so-called "golden parachute" agreement (the "Severance Agreement"). The Corporation submits that, under Rules 14a-8(i)(7), 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4), it may properly exclude the Proposal from the Proxy Materials on the following grounds:

A. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(7) because it relates to the ordinary business operations of Merrill Lynch and is designed to censure and terminate the Executive for the Corporation's handling of the Proponent's litigation against the Corporation;

B. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(1) because the actions contemplated by the Proposal are within the Board of Directors' powers under Delaware law and are not proper matters for shareholder action under Delaware law;

C. The Corporation may properly exclude the Proposal under Rule 14a-(8)(i)(2) because the Proposal would, if implemented, cause the Corporation to violate Delaware state law, as the Severance Agreement cannot be unilaterally terminated or modified;

D. The Corporation may properly exclude the Proposal under Rule 14a-(8)(i)(3) because the supporting statement included as part of the Proposal contains numerous errors of fact and makes false and misleading statements about the Class Action. The supporting statement repeatedly impugns the integrity of the Executive, mischaracterizes the litigation as unsettled, falsely asserts that the Executive condones discrimination and paraphrases the Executive's statements in a misleading manner; and

E. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(4) because the Proponent seeks to use the Proxy Materials as a forum to redress a personal grievance relating to her pending litigation with the Corporation.

IV. ALTERNATIVE BASIS FOR EXCLUDING PROPOSAL

A. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(7) because it relates to ordinary business operations.

1. Censure.

The Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the Corporation's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is to recognize that the management of the business of a corporation lies with persons with expertise selected by the board of directors and is not within the discretion of shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by the Security Holders, Securities Exchange Act of 1934 (the "Exchange Act") Release No. 34-19135 (Oct. 14, 1982).

The Staff consistently has found that proposals which seek to censure, punish or otherwise discipline a particular officer are excludable under Rule 14a-8(i)(7). See Deere & Company (August 30, 1999) (proposal seeking to censure Deere's chief executive officer and reduce his annual salary by $50,000 for certain specified "failures of duty" was excludable as "the proposal appear[ed] to focus on the decision of whether to discipline a particular employee"); and UAL Corporation (March 15, 1990) (proposal requesting the board to request that the chief executive officer and president resign as censure for his conduct in promoting the unconsummated leverage buyout of the company could be excluded).

The Proposal is designed to censure the Executive for the Corporation's handling of the Class Action. In the Proposal, the Proponent seeks to punish him by requesting that he resign and forgo the benefits to which he is entitled under the Severance Agreement. For the same reasoning used in UAL and Deere, we submit that the Proponent should not be permitted to supplant the discretion of the Board of Directors in judging the Executive or the Corporation's management of the Class Action. These are ordinary business matters about which shareholders should not be expected to do not have the knowledge of the Corporation's business needed to make such decisions.

2. Termination.

Pursuant to Rule 14a-8(i)(7), the Proposal is excludable because it seeks to terminate the Executive's employment. The Staff consistently has taken the position that Rule 14a-8(i)(7) permits a corporation to omit from its proxy materials a shareholder proposal to terminate or dismiss executive officers, as such a proposal would have an immediate and significant impact on ordinary business operations of the corporation. See Norfolk Southern Corporation (February 1, 2001).

In Norfolk Southern, the corporation sought to exclude a shareholder proposal requesting its board to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management. Norfolk Southern agreed that its senior management had the responsibility and expertise in running its day-to-day operations and that the a precipitous discharge of its senior management would have an immediate and significant effect on "the ordinary business operations of the company," and was properly excludable from its proxy materials under Rule 14a-8(i)(7). The company also noted that the appointment and removal of management is a business matter particularly reserved to the discretion of the board of directors. The Staff concurred, stating that "[t]here appears to be some basis for your opinion that the proposal may be omitted from the company's proxy materials under 14a-8(i)(7), since it appears to deal with a matter relating to the conduct of the company's ordinary business operations."

In particular, the Staff has consistently held that proposals relating to the qualifications and employment of officers are excludable pursuant to Rule 14a-8(i)(7). See e.g., Spartan Motors, Inc. (March 13, 2001) (proposal requesting that directors immediately remove company's chief executive officer was excludable); Wisconsin Energy Corporation (Jan. 30, 2001) (proposal requesting that directors seek the resignation of the chief executive officer and president of the Company was excludable); Continental Illinois Corp. (February 24, 1983) (stating the Staff would not recommend action for omission of a proposal calling for the termination of a bank's chairman of the board and the president); Philadelphia Electric Company (January 29, 1988) (proposal requesting the termination of certain senior executives for alleged incompetency was excludable, ". . . since it appears to deal with a matter relating to the conduct of the company's business operations (i.e., the decision to dismiss executive officers)); and Simplicity Pattern (March 21, 1980) (the Staff concurred with the company's view that a proposal could properly be excluded on the grounds that the "[d]ecision to continue the employment of or discharge of certain employees of the company relates to the ordinary business operations of the company.")

3. Severance Agreements.

The Staff has consistently found that executive compensation, including severance compensation for individual executive officers, is an issue relating to the conduct of the ordinary business operations of the corporation and is therefore excludable under Rule 14a-8(i)(7). Severance agreements are part of the total compensation of executive officers and therefore relate to ordinary business matters of a company that may be excluded under Rule 14a-8(i)(7). See Phillips Petroleum Company (January 4, 2000).

In Phillips, the proposal recommended that severance compensation included as part of employment agreements for six executive officers be mutually rescinded by the company and the respective executive officers. The company contended that this matter was related to the corporate administration of the company and was therefore within the scope of the management and ordinary business operations of the company. The Staff concurred with this position by finding that the proposal was related to the "conduct of ordinary business operations (i.e., executive compensation)." See also The Boeing Company (February 7, 2001) (employee benefits is an ordinary business matter); and AMF, Inc. (January 14, 1983) (the Staff excluded a proposal which focused upon the terms and enforcement of an employment contract with an executive of the company because it was found to relate to the ordinary business operations of the company).

In contrast to the foregoing proposals, the Staff has also noted that proposals relating to a corporation's executive compensation policy can raise significant policy issues that are intended to affect a corporation and shareholders as a whole. In such circumstances, the Staff has found that such proposals cannot be omitted. See Battle Mountain Cold Company (February 13, 1992). This Proposal does not question or focus on the Corporation's general policy on severance agreements. It is focused solely on the termination of the Executive and his Severance Agreement in an attempt to coerce the Corporation into settling the Proponent's claim and punish the Executive for his failure to "resolve" the Class Action. The Proponent essentially uses the Proposal as a vehicle to advance the Proponent's personal objectives regarding her settlement in the Class Action. Accordingly, the Proposal raises no significant policy issues, and may be properly excluded under Rule 14a-8(i)(7).

The authorities cited above demonstrate beyond dispute that determinations regarding the evaluation and termination of the Executive and the termination of the Severance Agreement are part of the Corporation's ordinary business operations and, accordingly, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(1) because it is not a proper matter for shareholder action under Delaware law

Rule 14a-8(i)(1) provides for the exclusion of a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The actions sought by the Proposal are within the Corporation's Board of Directors' powers under Delaware law. Adoption of the Proposal would lead to the resignation of the Executive and termination of his severance benefits under the Severance Agreement contrary to the Board of Directors' judgment with respect to the best interests of Merrill Lynch and its shareholders.

The Proposal is not a "proper subject" for shareholder action under the laws of the State of Delaware, and, accordingly, the Proposal may properly be omitted from the Proxy Materials. Submitted herewith as Exhibit B is the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Corporation, addressed to the Board of Directors of the Corporation, to the effect that (i) the Proposal is not a proper subject for action by shareholders under Delaware law, (ii) the Proposal, if implemented, would require the Corporation's Board of Directors to violate Delaware law and (iii) a court, presented with the question and applying Delaware law, would likewise so conclude.

1. Unlawful Limitation of the Board's Authority

The Staff's longstanding interpretative view with respect to Rule 14a-8(i)(1) is that statutory language providing that the business and affairs of a corporation are to be managed by its board of directors grants the board exclusive discretion in corporate matters, absent a specific contrary provision in the statute itself or in the corporation's governing documents. See Adoption of Amendments Relating to Proposal by Security Holders, Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Commission explained that "proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Id. Further, the history of the Commission's rules relating to shareholder proposals clearly indicates that Rule 14a-8(i)(1) was intended to allow the omission of proposals that prevent the board of directors from acting on matters which, under applicable state law, may be initiated only by the board of directors; or which are committed to the board's discretion; or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action. See Proposals as Proper Subject for Action, Exchange Act Release No. 34-3638 (January 3, 1945) (discussing history of the "proper purpose" rule). Accordingly, a proposal does not address a "proper subject" within the meaning of Rule 14a-8(i)(1) if it attempts to confer upon shareholders the power to make a decision that state law mandates be made by the corporation's board of directors.

Because Merrill Lynch is incorporated under the laws of Delaware, it is subject to the DGCL. The Proposal constitutes an unlawful limitation on and intrusion into the authority of the Board of Directors under the DGCL because the proposed resolution, if implemented, improperly would limit the Board's discretion regarding the removal of the Executive and the termination of his severance benefits under the Severance Agreement. Accordingly, the Proposal is not a proper subject for shareholder action.

Section 141(a) of the DGCL provides that, in the absence of specific restrictions in its certificate of incorporation, a corporation shall be managed by its board of directors. Specifically, Section 141(a) of the DGCL provides that, in relevant part, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." See Grimes v. Donald, Del. Ch., C.A. No. 13358, slip op. At 16, Allen C. (Jan. 11, 1995) ("[a] fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has that the ultimate responsibility for the management of the enterprise"), *aff'd*, Del. Supr., 673 A.2d 1207 (1996). The Delaware Supreme Court described this grant of power as follows: "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." See Aronson v. Lewis, 473 A. 2d 805, 811 (Del. 1984); Zapata Corp. v. Maldonado, Del. Supr., 430 A.2d 779, 782 (1981) (Section 141(a) "is the fount of directorial powers"). The Certificate of Incorporation of the Corporation contains no limitations on the power of the Corporation's Board of Directors with respect to the removal of offices. Accordingly, the Board of Directors' powers with respect to such matters are governed by the DGCL and the Corporation's Certificate of Incorporation and By-laws.

In addition to the provisions of the DGCL, the Corporation's By-laws specifically provide that any "elected officer may be removed at any time, either for or without cause, by affirmative vote of a majority of the whole Board of Directors." This provision is expressly authorized under Section 142 of the DGCL which provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the by-laws." Thus, the purpose and effect of the Proposal, if implemented, would be to grant to the shareholders powers that are committed by state law and by the Corporation's organizational documents to its board of directors.

Consequently, decisions regarding the removal of the Executive and the termination of his severance benefits under the Severance Agreement are exclusively within the authority and discretion of the Corporation's Board of Directors. The Proposal would encroach impermissibly upon these powers that Delaware law places within the discretion of the Board of Directors. Contrary to Delaware law, the Proposal improperly seeks to remove such discretion from the Board of Directors and place it in the hands of the Corporation's shareholders.

For the reasons set forth above and in the accompanying legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the limitation on the Board's authority that necessarily would result from the implementation of the Proposal would violate various provisions of the DGCL. As a result, the Proposal is not a proper subject for action by the Corporation's shareholders and, therefore, it may properly be omitted from the Proxy Materials under Rule 14a-8(i)(1).

2. Specific Mandate

The Proposal also may properly be omitted from the Proxy Materials under Rule 14a-8(i)(1), because, under Delaware law, it contains an impermissible mandate relating to the removal of the Executive and the termination of the Severance Agreement and the severance benefits pursuant thereto. Business decisions such as removal of the Executive and the termination of the Severance Agreement reflect the results of complex considerations which fall within the fiduciary duties imposed by Delaware law upon a corporation's board of directors, and accordingly it is a violation of Delaware law for the shareholders of a Delaware corporation to mandate such actions by the corporation's board. As set forth herein, in the accompanying legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP and in applicable Staff interpretations, the Proposal is not a proper subject for shareholder action.

The Proposal requires that the shareholders request the Executive's resignation and that he "forgo any golden parachute." These mandates invalidate the Proposal (i) by requiring specific and immediate action by the board of directors in respect of matters that, under state law, fall within the powers of a Delaware corporation's board of directors and (ii) by disregarding the board's statutory fiduciary duty to determine whether such action is in the best interest of the corporation and is consistent with the exercise of the directors' duties under Delaware law.

As discussed in Section IV.B.1. above, Section 141(a) of the DGCL provides for management of a corporation by its board of directors in the absence of specific limitations in its certificate of incorporation. Merrill Lynch's Certificate of Incorporation contains no such limitation. In violation of Delaware law, the Proposal seeks to substitute the judgment of shareholders for that of the board of directors regarding the management of the Corporation.

The Staff has considered this issue under the laws of Delaware and other states and has reached the same conclusion concerning other attempted shareholder "mandates." In CVS Corporation (Dec. 15, 1998), concerning a Delaware corporation, the Staff concurred with a corporation's view that omission of a proposal was proper under Rule 14a-8(i)(1) where the proposal mandated purchases in the open market of shares of its stock needed to satisfy executive option exercises. The proposal in that case was not a "proper subject" for shareholder action within the meaning of Rule 14a-8(i)(1) because it sought to mandate action on matters that, under Delaware law, fell within the powers statutorily prescribed to that corporation's board of directors. Also, the Staff has concurred in the exclusion of proposals which would encroach upon a board's discretion in contravention of provisions of the New York Business Corporation Law. See, e.g., Kleer Vu Industries, Inc. (June 16, 1976).

C. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Corporation to violate state law.

Rule 14a-8(i)(2) provides for the exclusion of a shareholder proposal where the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." In BankAmerica Corporation (February 24, 1999), the Staff stated that it is "futile to require a corporation to implement a proposal that it would be unable to implement even if the shareholders were to adopt it." Pursuant to the Proposal, the Proponent seeks to terminate the Executive and his severance benefits under the Severance Agreement. The Corporation believes it may exclude the Proposal from the Proxy Materials because implementation of the Proposal would require the Corporation to violate, in contravention of state law, the Severance Agreement.

The Staff has recognized that shareholder proposals which would cause a corporation to breach a valid contract may be omitted from such corporation's proxy materials under Rule 14a-8(i)(2). In BankAmerica, the company contended that the proposal could be excluded pursuant to Rule 14a-8(i)(2) because its implementation would cause the company to breach an existing employment agreement in contravention of Delaware law. The Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(2) because the corporation's implementation of the proposal would have caused BankAmerica to "breach its existing employment agreements or other contractual obligations." In International Business Machines (February 27, 2000), the Staff found that a shareholder proposal requesting the chief executive officer to terminate and renegotiate his agreement was excludable under Rule 14a-8(i)(2) because had the company implemented the proposal, it would have caused IBM to unilaterally reduce or revoke certain benefits granted to the chief executive officer under the employment agreement. This is precisely what made the proposal unlawful under state law.

Similarly, in Guest Supply (October 28, 1998), the Staff found that a proposal requiring the company to immediately terminate a general consulting agreement between the company and one of its directors could be excluded pursuant to Rule 14a-8(i)(2) because the proposal required the company to unilaterally terminate the contract before it had expired and thereby breach the agreement and violate a basic principle of contract law. See also, Safety 1st, Inc. (February 2, 1998) (allowing omission of a shareholder proposal that required the corporation to breach a stock option agreement with option holder); The Black and Decker Corporation (January 26, 1998) (permitting omission of a shareholder proposal that required the corporation to breach an employment agreement); Mobil Corporation (January 29, 1997) (allowing omission of a shareholder proposal that required the corporation to breach stock plans pursuant to which options were granted to executives); International Business Machines Corporation (December 15, 1995) (allowing omission of a shareholder proposal requiring the corporation to lower the compensation of certain executive officers in violation of their respective employment agreements); Citizen's First Bancorp, Incorporated (March 24, 1992) (permitting omission of a shareholder proposal that required the corporation to terminate two executives' severance agreements because such termination constituted a breach under state law); and Brunswick Corporation (January 31, 1983) (a shareholder proposal requiring the company to cancel golden parachute and director retirement benefits excluded by Staff).

As in the foregoing examples, the Proposal seeks to compel the Corporation to breach an existing contractual agreement, namely the Severance Agreement. The Corporation does not have the legal power under Delaware law to unilaterally amend or terminate its obligations to the Executive under the Severance Agreement, including the benefits granted pursuant thereto. The Severance Agreement entered into by the Executive and the Corporation is a lawful contractual agreement. It does not permit either party to terminate it unilaterally except for certain limited cases, including the death and retirement of the Executive or termination of the Executive for "cause." If the Proposal is implemented, it would require the Corporation to breach the Severance Agreement, which would constitute an actionable breach of contract under Delaware law and give rise to actionable claims for monetary damages. For the reasons set forth above and in the accompanying legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the implementation of the Proposal would violate Delaware law. As a result, the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(2)

D. The Corporation may properly exclude the Proposal under Rule 14a-(8)(i)(3) because the Proposal contains materially false and misleading statements.

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in a company's proxy materials, and therefore may properly be omitted from such proxy materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. See The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and Wellman, Inc. (March 25, 1992).

The Staff also has on many occasions found that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See People Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Comshare Incorporated (August 23, 2000); National Fuel Gas Company National Fuel Gas Company (November 18, 1999); CCBT Bancorp., Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

In light of the pervasive nature of the false and misleading statements included in the Proposal, consistent with the authorities cited above, the Corporation believes the entire Proposal may properly be excluded. The Corporation believes that the Proposal is materially false and misleading, including in the following respects:

A. Throughout the supporting statement, the Proponent makes a series of false and misleading allegations that impugn the integrity, judgment and loyalty of the Executive. The Proposal seeks his resignation and the termination of his severance benefits under the Severance Agreement because "[the] discrimination took place...during his watch," and "[a] C.E.O. who allows disrimination [sic.]...and allows...costs to escalate to hundreds of millions should not be C.E.O." Indeed, the final sentence of the fourth paragraph of the supporting statement proceeds to conclude with a highly inflammatory assertion stating, "[the Executive] is not watching out for the stockholder's interest." These statements are precisely the type of unsubstantiated allegations that Note (b) to Rule 14a-9 is intended to prevent.

B. In each paragraph of the supporting statement, the Proponent characterizes the Class Action as "continuing" and "unsettled." This statement is unsupported, false, misleading and highly inflammatory. The aim of the supporting statement, taken as a whole, is to imply that no progress has been made in resolving the Class Action. Specifically, the Proponent alleges in the first paragraph of the supporting statement that, "the [Class Action] case has been in litigation since 1996 and continues to be unsettled." In direct contrast to this allegation, the Class Action was filed in 1997, and the Corporation reached a settlement (the "Settlement") in 1998. The Settlement established a process for female financial consultants ("FCs") to raise any concerns about their treatment at the Corporation. While the Corporation has not resolved all claims, including those of the Proponent, the Corporation has resolved approximately two-thirds of such claims. Similarly, the first sentence of the fourth paragraph of the supporting statement is unsupported, false and misleading. It alleges that the Class Action has "continue[d] for five plus years," and is completely misleading by omitting any mention that in 1998, approximately one year after the Class Action was filed, the Settlement was reached without any finding of discrimination or admission of liability by the Corporation.

C. The first sentence of the second paragraph of the supporting statement falsely asserts that "the discrimination . . . continues during [the Executive's] watch." The Proponent makes this allegation without any factual evidence supporting her contention that there is ongoing discrimination at the Corporation and that it is condoned by the Executive. Such a claim impugns the integrity of the Executive and is yet again the type of allegation that Note (b) to Rule 14a-9 prohibits. Moreover, in the Class Action, the Corporation investigated thoroughly each case and has taken appropriate disciplinary action against managers about whom claims were filed. The Corporation does not tolerate discrimination and has in place policies to investigate discrimination complaints and take appropriate action when improper conduct is found.

D. In the first sentence of the third paragraph of the supporting statement, the Proponent improperly paraphrases and takes out of context comments made by the Executive at the Corporation's 2001 Annual Meeting. The first sentence of the third paragraph of the supporting statement, purportedly quoting the Executive, states "he felt that *it* was and [sic.] insignificant amount to Merrill Lynch's bottom line." The actual statement was "we don't consider *it* to be a material event." The allegation is false, misleading and highly inflammatory. The "*it*" in the Executive's response referred to the Sumitomo Settlement, which was a litigation unrelated to the Class Action, and not the Class Action. <u>See</u> <u>Exhibit C</u>. Such an allegation implies that the Executive suggested that the settlement costs relating to the Class Action are insignificant when in fact the Executive stated that the Corporation did not consider the Sumitomo Settlement costs to be a material event.

E. The third paragraph of the supporting statement is also false, misleading and without any factual support. The Proponent asserts that the Corporation "has spent over $300 million for this [Class Action]." The actual costs for the Class Action are a fraction of that amount. The $300 million figure (actually $275 million) was the amount disclosed in the Corporation's Form 8-K relating to the Sumitomo litigation. The allegation implies that the costs have "escalate[d] to hundreds of millions of dollars," when in fact, the Class Action costs have been contained and are substantially less than such amount.

F. The Proposal is false and misleading as it implies that the Executive would be entitled to severance benefits under the Severance Agreement upon his resignation, and therefore he would have to "forgo any golden parachute" to avoid a continuation of these severance benefits. In direct contrast to this implication, the Severance Agreement would be inoperative when the Executive resigns prior to a "change in control" pursuant to the Severance Agreement. The Proposal misleads shareholders to believe that the Severance Agreement would provide the Executive severance benefits even if he resigned from the Corporation.

E. The Corporation may properly exclude the Proposal under Rule 14a-8(i)(4) because it relates to a personal grievance.

Rule 14a-8(i)(4) permits a company to exclude any proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." This rule is designed to prevent shareholders from abusing the shareholder proposal process to achieve personal ends not necessarily in the common interest of other shareholders. See Exchange Act Release No. 34-20091 (August 21, 1983) (referring to Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4)).

Throughout the Proposal, the Proponent seeks to redress a personal grievance against the Corporation in connection with the Class Action and her pending claims relating thereto. The Proposal's sole purpose is to criticize the Executive and thereby the Corporation for its handling of Proponent's litigation. Moreover, the Proposal seeks to terminate the Executive and his severance benefits, in an effort to force the Corporation to settle her claim in a manner that is favorable to the Proponent. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

1. Background.

The Proponent was a FC trainee in Merrill Lynch's brokerage office in San Antonio, Texas from March 1995 to August 1996, and was terminated from Merrill Lynch in August 1996. In February 1997, the Proponent and seven other claimants sued the Corporation, asserting, among other things, that the Corporation paid FC trainee salaries that discriminated against women and minorities. In September 1998, the Corporation reached a settlement in Cremin v. Merrill Lynch & Co., Inc., a class action litigation, and established a process for claimants, including the Proponent, to settle their claims. The Corporation has attempted to negotiate a resolution with the Proponent, but has been unable to reach an agreement. The Proponent is now using the Proposal as a means to pressure the Corporation to increase its settlement offer. By submitting the Proposal, the Proponent plans to argue her case in the Proxy Materials rather than in court.

At the Corporation's 2001 Annual Meeting of Shareholders (the "2001 Annual Meeting"), which the Proponent attended with several other claimants, the Proponent made known her personal grievance. The Proponent announced that she was one of the original claimants in the Class Action and demanded that the Executive explain when he learned of the Class Action claims and what he had done about it. The Executive responded to the Proponent by explaining that he could not comment on specific issues relating to the Proponent's pending litigation. And, after another question from the Proponent on the same matter, the Executive asked the Proponent to yield the floor to another shareholder. The Proponent subsequently asked another question regarding her personal grievance.

2. Evidence of a Personal Grievance.

In view of the Proponent's pending litigation and her actions at the 2001 Annual Meeting, it is clear that the Proponent seeks to misuse Rule 14a-8 in an effort to redress her personal grievance. The Proposal focuses solely on the Executive's actions in connection with the Class Action and demonstrates clearly that the Proponent has submitted the Proposal because she has a personal grievance against the Executive and the Corporation. The Staff has recognized that companies may exclude proposals which attempt to further personal goals or harass issuers into giving the proponent some particular benefit. See Phillips Petroleum Company (March 12, 2001) (proposal from discharged employee excluded); The Boeing Company (February 18, 1999) (proposal from a disgruntled former employee who sued the company could be excluded); and Cabot Corp. (November 4, 1994) (proposal from former employee who sued company for age discrimination was properly excludable).

The harassing purpose of the Proposal is evident from its nature, and it is obvious that the Proposal would not have been filed if all of the Proponent's objectives in the Class Action had previously been satisfied. See Ford Motor Company (March 14, 1984) (proposal excluded under Rule 14a-8(c)(4) (predecessor to Rule 14a-8(i)(4)) where proponent with personal grievances involved in litigation against the company.) The Proponent, apparently not satisfied with the terms offered to settle her claim, should not be permitted to pursue her personal grievance against the Corporation through a Rule 14a-8 shareholder proposal. See C.I. Mortgage Corp. (March 31, 1981) (company's position for excluding the comparable proposals made by shareholders involved in litigation are properly excluded under Rule 14a-8(c)(4) (predecessor to Rule 14a-8(i)(4)) as attempts to further the objectives of these shareholders in that litigation by other means).

The Proposal is motivated by the Proponent's personal grievance against and animosity towards the Executive. The Proposal attempts to use the provisions of Rule 14a-8 to further her own goals to disparage the Executive and cause the Executive to be removed from the Corporation, while at the same time, the Proponent is seeking to enhance her ability to reach a settlement with the Corporation. The Staff consistently has excluded otherwise neutral proposals which are motivated by personal grievances, even in cases where such proposals were facially neutral. In Eastman Kodak Company (March 5, 1993), the registrant was permitted to exclude a shareholder proposal submitted by a disgruntled former employee which requested the board to establish a shareholder advisory committee. The Staff concluded that "the proposal, while drafted to address broader considerations, appears to involve one in a series of steps relating to the longstanding grievance against the [c]ompany by the proponent."

The Proponent is abusing the shareholder proposal process in contravention of the Staff's position that Rule 14a-8 must be used by shareholders as a means for communication on matters of interest to them as shareholders, and not as a means for airing or remedying a personal claim or grievance or furthering some personal interest. See Exchange Act Release No. 34-19135. The Staff has denounced this misuse of the shareholder proposal process and has characterized the cost and time involved in dealing with such misuse as nothing less than a disservice to the interests of the issuer and its shareholders at large. Id. Accordingly, we submit that the Proposal is excludable under Rule 14a-8(i)(4).

V. CONCLUSION

For reasons discussed in Section IV above, the Corporation believes the Proposal may properly be excluded from its Proxy Materials (A) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Corporation's ordinary business operations, (B) under Rule 14a-8(i)(1) because the proposal is not a proper subject for shareholder action under Delaware law, (C) under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Corporation's Board of Directors to violate Delaware law, (D) under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9, and (E) under Rule 14a-8(i)(4) because the Proponent seeks to use the Proxy Materials as a forum to redress her personal grievance against the Corporation.

Should the Staff disagree with the Corporation's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Corporation's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 407-4119 and beginning January 3, 2002 at (212) 670-0420.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrea L. Dulberg /KEK/

Andrea L. Dulberg

cc: Ms. Anne Marie Kearney

580247.08-New York Server 7A -MSW

Exhibit A

TO: MERRILL LYNCH
CORPORATE SECRETARY
ANDREA L. DULBERG
222 BROADWAY-17TH FLOOR
NEW YORK, NEW YORK 10038

I, ANNE MARIE KEARNEY, A MERRILL LYNCH STOCKHOLDER WISH TO SUBMIT THE FOLLOWING PROPOSAL TO BE INCLUDED IN THE 2002 MERRILL LYNCH PROXY STATEMENT.

MANY STOCKHOLDERS ARE AWARE OF THE GENDER DISRIMINATION CLASS ACTION LAWSUIT AGAINST MERRILL LYNCH. THIS CASE HAS BEEN IN LITIGATION SINCE 1996 AND CONTINUES TO BE UNSETTLED.

THE DISCRIMINATION TOOK PLACE WHILE DAVID KOMANSKY WAS C.E.O. AND CONTINUES DURING HIS WATCH.

AT LAST YEAR'S STOCKHOLDER'S MEETING WHEN ASKED WHY HE HAS SPENT OVER THREE HUNDRED MILLION DOLLARS PLUS FOR THIS CLASS ACTION, HE FELT THAT IT WAS AND INSIGNIFICANT AMOUNT TO MERRILL LYNCH'S BOTTOM LINE. ANOTHER YEAR HAS GONE BY AND THE LAW SUIT CONTINUES.

ANY C.E.O. WHO ALLOWS WHO DISRIMINATION AND THEN ALLOWS THE LAWSUIT TO CONTINUE FOR FIVE PLUS YEARS, AND THE COSTS TO ESCALATE TO HUNDREDS OF MILLIONS OF DOLLARS SHOULD NOT BE C.E.O.. HE IS NOT WATCHING OUT FOR THE STOCKHOLDER'S INTEREST.

I SUBMIT THAT THE STOCKHOLDERS REQUEST MR. KOMANSKY'S RESIGNATION AS WELL AS FORGO ANY GOLDEN PARACHUTE FOR ALLOWING THIS SITUATION TO ESCALALTE.

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

December 21, 2001

Merrill Lynch & Co., Inc.
222 Broadway - 17th Floor
New York, New York 10038

Re: Proposal Submitted by Anne Marie Kearney
<u>for Inclusion in the 2002 Proxy Statement</u>

Ladies and Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Merrill Lynch & Co., Inc., a Delaware corporation (the "Company"), by Anne Marie Kearney (the "Proponent") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL") and whether the Proposal is a proper subject for action by the Company's stockholders under Delaware law.

In rendering the opinions set forth herein, we have examined and relied on originals or copies of the following:

(i) the Proponent's letter to the Company, dated November 10, 2001, and the Proposal and supporting statements which accompanied such letter;

(ii) a certified copy of the Company's Certificate of Incorporation, as currently in effect;

(iii) a copy of the Company's by-laws, as currently in effect; and

(iv) such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements and representations of the Company's officers and other representatives.

The Proponent has proposed a resolution to be submitted to the Company's stockholders for their approval at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). The text of the Proposal is as follows:

> I submit that the stockholders request Mr. Komansky's resignation as well as forgo any golden parachute for allowing this situation to escalalte [sic].

The Proposal was accompanied by a statement of the Proponent in support thereof. Mr. Komansky serves as Chairman and Chief Executive Officer of the Company.

Members of our firm are admitted to the Bar of the State of Delaware and we express no opinion as to the laws of any other jurisdiction except the laws of the State of Delaware and the laws of the United States of America to the extent specifically referred to herein.

Analysis of Invalidity of Proposal Under Delaware Law

In our opinion, the Proposal contradicts several sections of the DGCL by improperly limiting the authority of the board of directors to manage the business and affairs of the Company. Consequently, the Proposal, if implemented, would constitute a violation of the law under the DCGL and is not a proper subject for action by the Company's stockholders at the Annual Meeting. Specifically, the limitations imposed by the Proposal would violate Sections 141 and 142 of the DGCL for the reasons set forth below.

1. Unlawful Limitation of the Board's Authority

Section 141(a) of the DGCL provides, in part that "the business and affairs of every corporation...shall be managed by or under the direction of a board of directors, except as otherwise provided for by law or in the corporation's certificate of incorporation." The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of

Delaware is that directors, rather than stockholders, manage the business and affairs of the Corporation." *Speigel v. Buntrock*, Del. Supr., 571 A.2d 767, 772-73 (1990). *See Grimes v. Donald*, Del. Ch., C.A. No. 13358, slip op. at 16, Allen C. (Jan. 11, 1995) ("[a] fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has that has the ultimate responsibility for the management of the enterprise"), *aff'd*, Del. Supr., 673 A. 2d 1207 (1996); *Aronson v. Lewis*, Del. Supr., 473 A.2d 805 (1984); *see Maldonado v. Flynn*, Del. Ch., 413 A.2d 1251, 1255 (1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), *rev'd on other grounds sub nom. Zapata Corp. v. Maldonado*, Del. Supr., 571 A.2d 779 (1981); *see also Paramount Communications, Inc. v. Time Inc.*, Del. Supr., 571 A.2d 1140, 1150, 1154 (1990) (discussing the broad mandate of the board of directors to manage business and affairs of the corporation; and the fact that such mandate may not be delegated to stockholders).

Section 141(a) of the DGCL provides that, in absence of specific restrictions in its certificate of incorporation, a corporation shall be managed by its board of directors except under two circumstances. Specifically, Section 141(a) of the DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or its certificate of incorporation." The first exception is derived from the phrase "except as may be otherwise provided in this chapter." This exception refers to "the cluster of provisions in the close corporation subchapter" that permits stockholder agreements to limit the power of the board. 1 RODMAN WARD, JR. ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW §141.1.1 (1999). "Under Section 351 [of the DGCL] (relating to close corporations), provision may be made for management by shareholders." 1 R. FRANKLIN BALOTTI & JESSE A. FINKELSTEIN, THE DELAWARE LAW OF CORPORATIONS & BUSINESS ORGANIZATIONS §4.1 (1999) (footnotes omitted). The Company is not a close corporation and such provisions, therefore, are inapplicable. The second exception is when the certificate of incorporation limits the board, and flows as a necessary consequence from the fact that the certificate of incorporation is a primary source of corporate power. *See 8 Del. C. § 121(a)* ("every corporation...shall possess...all the power and privileges granted by this chapter...or by its certificate of incorporation"). The Company's Certificate of Incorporation contains no limitations on the power of the Corporation's board of directors with respect to the removal of officers. Thus, the board of directors powers with respect to such matters are governed by the DGCL and the Company's by-laws.

Section 142 of the DGCL provides that officers of the corporation "shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors or other governing body." In accordance with Section 142 of the DGCL, Article V, Section 1 of the Company's by-laws states that "the elected officers of the Corporation shall be the Chairman of the Board...The elected officers shall be elected by the Board of Directors." Article V, Section 2 of the Company's by-laws provides that the elected officers "shall hold office until the organization meeting of the Board of Directors in the next subsequent year and until their successors are elected and qualify or until their earlier resignation or removal." Article V, Section 3 of the Company's by-laws further provides that "any elected officer may be removed at any time, either with or without cause, by affirmative vote of a majority of the whole Board of Directors." Article V, Section 2 of the Company's by-laws states that "if any vacancy shall occur in any office, the Board of Directors may elect or appoint a successor to fill such vacancy for the remainder of the term."

In the absence of a provision in the Certificate of Incorporation reserving any authority to the stockholders, the Company's by-laws confer upon the board of directors the exclusive authority to manage the affairs of the Company, as well as the express authority to remove and elect the Chairman. Because the Proposal provides for the exercise of this authority by the Company's stockholders, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law.

2. Specific Mandate

As stated above, Section 141(a) of the DGCL provides that the "business and affairs of every corporation...shall be managed by or under the direction of a board of directors." Section 141(a) specifies that any deviation from this general rule be stated in the corporation's certificate of incorporation. The Company's Certificate of Incorporation does not deviate from this general rule. The Supreme Court of Delaware has held that "the bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of the corporation are managed by and under the direction of its board." *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984). Further, the Supreme Court of Delaware has stated that arrangements that "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters" violate Delaware law. *Chapin v. Benwood Foundation, Inc.* 402 A.2d 1205, 1211 (Del. Ch. 1979) (*quoting Abercrombie v. Davis*, 123 A.2d 893, 899 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957), *aff'd sub. nom.*, 415 A.2d 1068.

As discussed above, the Company's by-laws provide that the board shall elect the Chairman and that the Chairman shall hold office until the organizational meeting of the board and until his or her successor is elected and qualify. The Chairman can be removed at any time by the board. The Proposal requires that the stockholders request the Chairman's resignation and that he "forgo any golden parachute" (the "Severance Agreement"). The Proposal, if interpreted to require the board of directors to force the Chairman's resignation and terminate the Severance Agreements and the severance benefits pursuant thereto, is not a proper subject for stockholder action since it constitutes an unlawful intrusion on the board's exercise of its best judgment and exercise of its fiduciary duties.

3. Breach of Contract

Finally, the Proposal seeks the stockholders' approval to have the Chairman forgo any benefits arising under the Severance Agreement. Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See e.g., Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946); *Bowers v. Columbia Gen. Corp.*, 336 F. Supp. 609 (D. Del. 1971). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts at 1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to the terms, or upon his failure so to do, he is liable to the [other party] for damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). The Proposal seeks to compel the Company to breach an existing and lawful contract, the Severance Agreement. If implemented, the Proposal would require the Company to violate the Severance Agreement which would constitute an actionable breach and give rise to claims for monetary damages. Therefore, if the Proposal is interpreted to require the Company to breach a severance agreement with the Chairman, it is a violation of Delaware law and, therefore, not a proper subject for stockholder action.

Based upon and subject to the foregoing, it is our opinion that (i) the Proposal is not a proper subject under Delaware law for action by the Company's stockholders at the Annual Meeting, (ii) the Proposal, if implemented, would require the Company's board of directors to violate Delaware law, and (iii) a Delaware court, presented with the question of the Proposal's validity, would so conclude.

This opinion is being furnished only to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose without our prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden Arps Slate Meagher & Flom LLP
/KEKI

Exhibit C

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 24, 2000

Merrill Lynch & Co., Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-7182	13-2740599
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 World Financial Center, New York, New York 10080

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (212) 449-1000

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events

On May 24, 2000, Merrill Lynch & Co., Inc., issued the following press release.

News

Merrill Lynch & Co., Inc.
World Headquarters

[LOGO] Merrill Lynch

North Tower
4 World Financial Center, Floor 31
New York, New York 10080

Release date: May 24, 2000
For information contact:
Joe Cohen
(212) 449-7284
jcohen3@exchange.ml.com

MERRILL LYNCH AND SUMITOMO CORPORATION ANNOUNCE
RESOLUTION OF ISSUES RELATED TO COPPER TRADING MATTER
(JOINT STATEMENT)

NEW YORK, May 24 -- Merrill Lynch and Sumitomo Corporation today announced they have resolved all issues between them concerning losses sustained by Sumitomo in connection with unauthorized copper trading. The companies said they will resume normal business relations.

Sumitomo previously disclosed it lost $2.6 billion as a result of unauthorized trading by one of its former copper traders, who is presently serving an eight-year prison term for forgery and fraud in connection with the unauthorized trading. Sumitomo has sued four other firms for more than $1.7 billion in connection with those losses, alleging that they knew or should have known of the unauthorized conduct. Under the agreement announced today, Merrill Lynch, without any admission of wrongdoing, will pay Sumitomo $275 million plus legal fees, and Sumitomo will release Merrill Lynch from any claims stemming from the trading losses.

In a joint statement, Merrill Lynch and Sumitomo said, "We are very pleased that in the spirit of mutual cooperation we have been able to resolve this matter without resorting to expensive and protracted litigation. We have great respect for each other as global institutions and as prospective business partners, and we look forward to doing business together again."

Separately, Merrill Lynch said it has substantially provided for the settlement, and the settlement will not have a material impact on earnings reported in the 2000 second quarter.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MERRILL LYNCH & CO., INC.

(Registrant)

By: /s/ Andrea L. Dulberg

Andrea L. Dulberg
Secretary

Date: May 24, 2000

Exhibit D

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

MARYBETH CREMIN, NANCY THOMAS, ANNE KASPAR, SONIA INGRAM, ALICE MOSS, LINDA CONTI, ANNE MARIE KEARNEY and ANGELA COVO, on behalf of themselves and all others similarly situated,	
Plaintiffs,	No. 96 C 3773
v.	Judge Castillo
	Magistrate Judge Guzman
MERRILL LYNCH PIERCE FENNER & SMITH, INC., JOSEPH GANNOTTI, THE NEW YORK STOCK EXCHANGE and THE NATIONAL ASSOCIATION OF SECURITIES DEALERS,	Jury Trial Demanded
Defendants.	

AMENDED COMPLAINT

Plaintiffs, Marybeth Cremin, Nancy Thomas, Anne Kaspar, Sonia Ingram, Alice Moss, Linda Conti, Anne Marie Kearney, and Angela Covo, on behalf of themselves and all others similarly situated, by and through their attorneys, Leng Stowell Friedman & Vernon, for their Amended Complaint against Defendants, Merrill Lynch Pierce Fenner & Smith, Inc., ("Merrill Lynch" or "the Firm"), Joseph Gannotti ("Gannotti"), the New York Stock Exchange ("the NYSE"), and the National Association of Securities Dealers ("the NASD"), state as follows:

JURISDICTION

1. Jurisdiction is based on 28 U.S.C. §§1331 and 1343, and principles of pendent and supplemental jurisdiction.

PARTIES

2. Plaintiffs Marybeth Cremin ("Cremin"), Anne Kaspar ("Kaspar"), Sonia Ingram ("Ingram"), Alice Moss ("Moss"), Linda Conti ("Conti"), Anne Marie Kearney ("Kearney"), and Angela Covo ("Covo") are former employees of Merrill Lynch. Plaintiff Nancy Thomas ("Thomas") is a current employee of Merrill Lynch. During their employment with Merrill Lynch, Cremin, Thomas, Kaspar, Ingram, Moss, Conti, Kearney, and Covo discharged all duties assigned to them competently and enjoyed excellent reputations with regard to the high quality of their work and with regard to their conscientious devotion to their jobs.

3. Defendant Merrill Lynch is a full service securities firm engaged in, among other activities, the retail and institutional sale of securities, options contracts and various other financial products. Merrill Lynch employs in excess of 12,000 brokers and is among the country's largest providers of brokerage and brokerage-related services.

4. Defendant Joseph Gannotti was at all times relevant to this Complaint a first vice president, district director, and branch manager at Merrill Lynch's branch office in Northbrook, Illinois.

5. The New York Stock Exchange is a corporation which maintains and provides facilities and services for its members to purchase and sell securities. The NYSE is a self-regulatory organization ("SRO") subject to review by the Securities Exchange Commission ("SEC"). As an SRO, the NYSE has been delegated primary regulatory responsibility to adopt and enforce standards of conduct for its member securities firms and to administer securities arbitration activities.

6. The National Association of Securities Dealers is a corporation which operates and regulates the Nasdaq Stock Market and the over-the-counter securities market. The NASD is an SRO subject to review by the SEC. As an SRO, the NASD has been delegated primary regulatory responsibility to adopt and enforce standards of conduct for its member securities firms and to administer securities arbitration activities.

FACTUAL ALLEGATIONS

Merrill Lynch Systematically Excludes
Women From Employment Opportunities

7. Upon information and belief, no more than fifteen percent of Merrill Lynch's brokers are female. Further, upon information and belief, although Merrill Lynch has approximately 480 resident vice presidents or other similar positions, only approximately 25 are females, and only approximately 14 of its 125 financial consultants in control ("FCIC'S") are female. Further, upon information and belief, only approximately seven of Merrill Lynch's 76 sales managers are female. As explained below, the composition of Merrill Lynch's workforce has zero probability of occurrence in a gender neutral or random setting and is the result of intentional discrimination.

Pattern Allegations

8. During Plaintiffs' employment and before, Merrill Lynch engaged in a pattern and practice of discriminatory conduct including, but not limited to:

a. failing to hire women;

b. failing to promote women;

c. underutilizing women;

d. engaging in occupational segregation;

e. taking into consideration sex, pregnancy, marital and parental status when making employment decisions such as hiring, training, promoting, transferring and assigning customer accounts;

f. failing to credit women for their experience on the same basis as men and failing to consider women for timely promotions or title changes on the same basis as men;

g. systematically paying women lower wages and/or denying women opportunities to increase their earnings, including commissions;

h. negligently hiring and/or retaining men with known propensities to discriminate against or sexually harass women;

i. creating an environment that is hostile and offensive to women;

j. retaliating against women who complain of discrimination including subjecting them to further discrimination, retaliation, verbal attacks, reassigning their clients to male brokers, and constructively discharging or discharging them;

k. making significant employment decisions based on sex stereotypes;

l. penalizing women for taking maternity leaves of absence;

m. forcing women to sign the Uniform Application for Securities Industry Registration Form U-4 ("Form U-4") and using that form to compel women to arbitrate their discrimination claims before the male dominated NYSE or the NASD; and

n. defaming women on their Uniform Termination Notice For Securities Industry Registration Form U-5's ("Form U-5"), but issuing clean Form U-5's to men who were charged with disciplinary violations or sexual discrimination.

The Pattern of Discrimination and Retaliation
Transcends All Aspects of Employment

9. Merrill Lynch recruits its potential brokers from an applicant pool comprised of at least 50 percent females. Upon information and belief, Merrill Lynch has no requirement that an applicant have industry experience in order to be hired. Upon information and belief, Merrill Lynch has no educational requirements for entry into its Professional Development or broker trainee program ("PDP Program"). Notwithstanding the fact that women have increased their presence during the past 10 years in virtually every segment of the business world, the percentage of women employed by Merrill Lynch as brokers has not, upon information and belief, increased to any significant degree during that same time frame.

10. The women who are employed by Merrill Lynch as brokers are treated less favorably than Merrill Lynch's male brokers. For example, female brokers who enter Merrill Lynch's PDP Program are rarely assigned effective mentors, rarely receive assets or guidance to begin successfully their careers as brokers, and are often subjected to stricter standards or goals than male trainees. Females who complete the PDP Program often encounter discrimination as brokers. For example, female brokers rarely receive the assistance of "cold callers." Instead, they must generate their own leads and accounts. Moreover, when brokers leave Merrill Lynch, the branch managers generally offer the books of the departing brokers to male brokers. Only after the male brokers have selected the most desirable accounts from the departing brokers' books and have had those accounts reassigned to them are female brokers generally offered the remaining customers. Failing to assign such accounts to female brokers can be devastating to their

careers because, as one of Merr ill Lynch's own studies found, a broker who remains in Merrill Lynch's employment over eight years has a book of accounts comprised of between 50-90 percent of accounts distributed by management. This study was communicated to employees. Other female brokers are pressured to leave the Firm after they complete the PDP program so that the assets they accumulated during their training can be redistributed to male brokers. Further, because Merrill Lynch employs few female brokers, customers are led to believe that Merrill Lynch prefers male brokers thereby encouraging customers to exercise a similar preference. Using gender stereotypes, Merrill Lynch also regularly denies female brokers administrative support given to male brokers.

The Problems of Sexual Discrimination at Merrill Lynch Are National in Scope

11. The named class representatives worked at Merrill Lynch branch offices in the following states: Illinois, New York, New Jersey, Georgia, Florida, Indiana, and Texas. The class members who are relying on the class representatives to protect their rights worked at Merrill Lynch branch offices in additional states throughout the country.

The Claims of the Class Representatives Demonstrate
the Necessity for and Appropriateness of Class Treatment

12. Although the class representatives worked in different states, their experiences were remarkably similar. As stated above, occupational segregation, wage discrimination, hostile work environment, sex based denial of opportunity, and retaliation were commonplace. Further, Merrill Lynch was on notice of the scope of the problem and actively participated in the wrongdoing.

Marybeth Cremin

13. Marybeth Cremin began her employment with Merrill Lynch in 1982 at its branch office in Northbrook, Illinois. At that office, Defendant Gannotti was a first vice president, district director, and the branch manager.

14. During her employment with Merrill Lynch, Cremin was subjected to unlawful sexual discrimination, including, but not limited to, discrimination based on pregnancy. Part of this discrimination included Gannotti frequently directing inappropriate and demeaning comments to Cremin which reflected his discriminatory animus toward her as a married woman with children working as a broker at Merrill Lynch. While Gannotti commented unfavorably on the number of children Cremin had, he encouraged male employees to get married and have children and told them that it would make them better brokers. On one occasion, Gannotti told Cremin that before he would consider recommending her for a transfer to California, he wanted to know if she intended to have more children so that he could reassure the branch manager at that office that she did not have any such intentions. Gannotti also told Cremin he wished women could combine family and career, but that he did not think it was possible. Gannotti also told Cremin before the birth of her child in May, 1995, that he would like

her to return to work after her baby was born if she could ignore that she had children and a husband.

15. In addition to Gannotti's remarks to Cremin, Merrill Lynch took adverse action against Cremin because she was a woman and because she had children. For example, after Cremin successfully built up her book of customer accounts over the years, and after Gannotti learned that she was pregnant, he started pressuring her to transfer her clients to other brokers at Merrill Lynch. Gannotti even threatened to break up her team with a male colleague and to change her support staff if she would not transfer her accounts after she gave birth to her child. Gannotti did not similarly pressure or threaten male brokers to transfer their books of accounts. Cremin was also subjected to less favorable working conditions than her male colleagues and was denied the same career opportunities that men received because of her sex and parental status. As Gannotti once explained to her, she had not been sent to attend financial planning seminars with other brokers because he thought she was too busy raising her children to develop her book of customer accounts.

16. Further, while she was on maternity leave, Cremin was denied benefits to which she was entitled and to which non-pregnant employees receive. Specifically, before the birth of her child in May of 1995, Cremin was required to take a leave of absence under doctor supervision due to medical complications at the end of December, 1994. Cremin was entitled to 26 weeks of paid illness leave under Merrill Lynch's paid leave policy. During her leave, Cremin initially received maternity leave of absence benefits which were based on her 1993 income from Merrill Lynch. After 13 weeks, however, Merrill Lynch changed Cremin's leave status to paid illness leave. As a result

of this change in status, Merrill Lynch recalculated Cremin's benefits basing her payments on her 1994 income, which was less than her income in 1993 due in part to the stock market retreat. As a result of reclassifying the status of her leave, Cremin received lower benefits than a non-pregnant employee in like circumstances who had begun a medical leave at the same time as Cremin and who was entitled to 26 weeks of paid illness leave. Merrill Lynch thus denied Cremin the same benefits extended to non-pregnant employees who are not subject to such a change in classification midway through their medical leaves of absence.

17. Moreover, following the birth of her child, Gannotti continued to pressure Cremin to turn over her accounts to other Merrill Lynch brokers. In June of 1995, Gannotti told Cremin that Merrill Lynch would pay her half of her 1994 taxable income as an inducement for her to transfer her accounts. At that time, Cremin was managing between $60 and $75 million in assets and producing approximately $400,000 annually. Only days after this discussion, Gannotti called Cremin several times to see if she had made a decision. Cremin told Gannotti that she was not ready to accept the offer because she did not want to give up completely her career at Merrill Lynch. Gannotti then asked Cremin what he could do to "help [her] make this decision" and offered her a permanent part-time position at Merrill Lynch if she would agree to turn over her accounts. Gannotti assured Cremin that by accepting a part-time position with Merrill Lynch, her Financial Consultant Capital Appreciation Plan ("FCCAP plan"), an incentive plan for financial consultants which was worth upon information and belief approximately $25,000, would vest.

18. As a result of Gannotti's discrimination and hostility toward Cremin both before and after the birth of her child and in reliance on his assurances and promises, Cremin agreed to turn over all the accounts that she had originated, developed and maintained over the 13 years of her employment in exchange for a special payment of half her 1994 taxable income and a part-time position with Merrill Lynch. In further reliance on Gannotti's assurances and promises that she would continue to work at Merrill Lynch and have a long-term career, Cremin declined to pursue a broker position at another prestigious securities firm.

19. After Cremin accepted Gannotti's proposal, he told her that Merrill Lynch was still working out the details of her new position and would let her know the terms of her new job within a few weeks. In the meantime, according to Gannotti, Cremin was to turn over her accounts to other brokers in the office and contact her clients to assure them that although a new broker would be assigned to their accounts, she would continue working at Merrill Lynch. Finally, Gannotti told Cremin that she would receive her special payment of half her 1994 income by the end of August, 1995.

20. Pursuant to this arrangement, Cremin worked with the operations manager through the end of August turning over her accounts and contacting her clients to reassure them that she would still be working in the office. However, on approximately August 25, 1995, when all but a few of Cremin's clients had been contacted and their accounts reassigned to other brokers, and as further sexual discrimination, Merrill Lynch terminated Cremin's employment.

21. In addition to not providing Cremin a part-time position as promised, Merrill Lynch also did not issue Cremin her special payment until November of 1995,

with the final portion not paid until February, 1996, six months later than agreed. Moreover, the check Cremin finally did receive was for an amount less than what had been agreed upon by the parties.

Nancy Thomas

22. Nancy Thomas began her employment with Merrill Lynch in June of 1982. Thomas currently works as a broker at one of Merrill Lynch's branch offices in New York City.

23. From the beginning of her employment, Thomas excelled at her job and her early achievements led her to believe that she would have a long and lucrative career at Merrill Lynch. For example, in Thomas' first year of employment, she made the Executive's Club based on her high production level, became the mutual funds coordinator in the office, and ranked as one of the top ten brokers in the office's mutual funds selling efforts. During Thomas' second and third years of employment, she again made the Executive's Club and earned the right to a private office. In addition, Thomas developed and taught an insurance class to several Merrill Lynch offices and was often sought out by other brokers for her advice in that area. In her fourth and fifth years, Thomas continued to increase her high level of production such that she made the President's Club. In her sixth year, Thomas was recognized for her success in the area of financial planning and client services, and was one of eighteen brokers named to Merrill Lynch's Financial Planning Advisory Board out of approximately 12,000 brokers nationwide.

24. Notwithstanding her early successes, however, and like other female brokers, Thomas was denied the same income producing opportunities that male brokers

received. For example, while male brokers regularly received large and desirable accounts from departing brokers, Thomas rarely, if ever, received such accounts. Similarly, while lucrative referrals from board members and other senior managers were routinely directed to male brokers, Thomas rarely received such referrals. Merrill Lynch's discriminatory assignment of accounts and referrals caused a large disparity between Thomas' production level and income and the production level and income of male brokers with similar, if not less, experience and lengths of service. Ironically, Merrill Lynch often used the lower production levels of female brokers to justify continuing to deny such accounts and referrals to them.

25. In 1988, after working in the New York City office for several years, Thomas transferred to Merrill Lynch's branch office in Atlanta, Georgia. At that time, the office was managed by Tom Wessels who was replaced shortly thereafter by David McWilliams ("McWilliams). While at the Atlanta office, Thomas was subjected to further sexual discrimination and retaliation which adversely affected her employment and harmed her relationship with her clients. For example, Thomas arrived at the office to find that she did not have business cards, stationary, a sales assistant or the proper services on her computer necessary to conduct her business. Thomas' complaints about this treatment were ignored.

26. Further, while at the Atlanta office, Thomas was denied the same level of managerial and administrative support that male brokers received. For example, in 1990 a new client of Thomas' expressed to her his dissatisfaction with Merrill Lynch policies and the way an account had been handled by the previous male broker. McWilliams and Joseph Tyler, the sales manager, both failed to support Thomas in her dealings with this

client in contrast to their routine support of male brokers. Instead, McWilliams insisted that Thomas attend a meeting with the client and then later used that meeting to justify terminating Thomas' employment. When Thomas complained to the Human Resource department about the unlawful termination, she was told that McWilliams' decision would be upheld. McWilliams later justified Thomas' termination under the pretext of "lack of performance," even though McWilliams had awarded Thomas with a private office just one month earlier because of her good performance.

27. Worse yet, upon information and belief, defamatory statements about Thomas were given to prospective employers calling the Atlanta branch office for a reference and to her clients.

28. Being unable to obtain new employment elsewhere in Atlanta following her termination, Thomas returned to the Merrill Lynch branch office in New York City under the management of John West ("West"). Thomas' return to that office coincided with a claim filed against Merrill Lynch and West by a former female broker alleging sexual discrimination. Thomas was later told that West had rehired her as a defense to those claims.

29. Upon her return to the New York office, Merrill Lynch's discriminatory treatment of Thomas continued unabated. For example, even though most of Thomas' clients wished to transfer with her, McWilliams distributed Thomas' top fifteen clients to male brokers in the Atlanta office and his staff then responded to calls for Thomas by stating that she no longer worked for Merrill Lynch. Further, Thomas was assigned several sales assistants who had been reassigned from other brokers complaining of their performance. Thomas' complaints of their performance, however, were ignored. Finally,

Thomas tried to find an assistant on her own by interviewing a woman recommended by an associate. However, although Salvatore Campione ("Campione"), administrative manager, hired the woman, he assigned her to work for another broker.

30. Eventually, Thomas was required to perform her own operational work, unlike male brokers in the office. At one point, Campione also told Thomas that because there were not enough sales assistants for everyone, she would have no administrative support. Similarly situated male brokers did not perform clerical duties. This lack of administrative support led several of Thomas' clients to complain and jeopardized several of her accounts. Worse yet, when Thomas asked for an answering machine to alleviate some of the problems, Merrill Lynch told Thomas that if she wanted the answering machine, she would have to pay the $200 herself. During this time, Thomas was also denied industry publications while male brokers were given such publications. As a result of having to perform most of her own administrative and operational work, Thomas' production and earnings were adversely affected.

31. Thomas attempted several times to remedy her situation by talking with both West and Campione, but her complaints were ignored. Instead, West lodged unfound criticisms against Thomas including that she was hard to get along with and volatile. West also told Thomas that he was going to play "amateur psychiatrist" and that he thought she was "externalizing." Only after Thomas filed a complaint with the Legal Department was she assigned a competent sales assistant. As a result of her complaint, though, the other forms of discrimination continued and Thomas was subjected to further retaliation.

32. In addition to the foregoing, Thomas was also subjected to sexual harassment such that her working conditions were altered and she was forced to work in a hostile environment. For example, Thomas once received a package containing a dildo, lubricating cream, and an obscene poem from a male broker. When Thomas brought this incident to West's attention, he failed to take any remedial action and instead told Thomas words to the effect of "let's wait and see if anything else happens." Upon information and belief, this same male broker sexually harassed other women in the office, including physically assaulting a female broker. Upon information and belief, the male broker was not disciplined, in spite of complaints from other women who had been harassed by him. In fact, he was later promoted to sales manager and the women he harassed were then required to report to him. Upon information and belief, he was later promoted again to resident manager for another Merrill Lynch office. On another occasion, Thomas found an obscene picture on her desk. Thomas includes these incidents as further evidence of male employees' discriminatory animus toward women in the office and management's acceptance of the behavior.

33. Like other women at Merrill Lynch, Thomas has repeatedly sought relief from the discrimination by contacting the Human Resource Department, the Legal Department, and other officers at the Firm. Thomas' complaints have been ignored and Merrill Lynch has failed to take appropriate remedial action. Additionally, Thomas has been subjected to retaliation as a result of complaining about the unlawful conduct in the form of further acts of discrimination and harassment. For example, shortly after one discussion with a Human Resource representative, West threatened Thomas with probation and termination for poor performance. Additionally, Merrill Lynch continues

to deny Thomas accounts and referrals and other privileges of employment that it extends to its male brokers.

34. As a result of the discrimination, and Merrill Lynch's failure to remedy the discrimination, Thomas filed a charge of discrimination with the Equal Employment Opportunity Commission ("EEOC") in January of 1994 and submitted her claim of discrimination to the NASD in October of 1995. Based on the discriminatory practices and policies of the securities industry's system of mandatory arbitration, as described in further detail below, Thomas later filed a charge of discrimination against Merrill Lynch, the NYSE, and the NASD with the EEOC and requested that the NASD stay its proceedings of her claim.

35. Thomas continues to work at the New York City office. However, because of the discrimination and retaliation described above, Thomas' efforts to advance her career continue to be stymied and her career as a broker has stagnated.

Anne Kaspar

36. Anne Kaspar was formerly employed by Merrill Lynch as a broker at its FA Fifth Avenue Financial Center office in New York City. Kaspar was hired in August of 1991 by Andrew Williams ("Williams"), who was then resident vice president. In 1994, Hassan Tabbah ("Tabbah") became the resident vice president of that office.

37. At the time of her hire, Kaspar had five years of experience in the industry and had an excellent professional reputation. Kaspar became a cash management account team leader and initiated a free college student internship program at the office within one year of hire.

38. As part of Merrill Lynch's pattern and practice of discrimination against women, Kaspar was denied the privileges and opportunities of employment that male brokers routinely received and she was prevented from achieving the same level of success as male brokers. For example, Williams hired Kaspar at a higher Length of Service designation ("LOS"), an internal rating system used to set production requirements for brokers, which substantially increased Kaspar's production and asset requirements. Upon information and belief, similarly situated male brokers or male brokers who had been in the industry longer than Kaspar were hired at lower LOS designations. Despite Kaspar's three formal requests, Merrill Lynch refused to lower her LOS designation, thereby decreasing her earnings and adversely affecting her employment, even though Merrill Lynch has allowed male brokers to lower their LOS designations upon request. Additionally, Williams refused to give Kaspar a title commensurate with her experience and responsibilities, while regularly giving such titles to male brokers to enhance their careers and credibility with clients. Further, when Kaspar began her employment, she was given no business cards, no stationary, and no computer system training, all of which male brokers received, further hindering her efforts to recruit clients.

39. Merrill Lynch further prevented Kaspar from succeeding as a broker by failing to direct large and desirable accounts from departing brokers to her, while directing such accounts to male brokers. Similarly, Merrill Lynch never directed referrals or leads to Kaspar, although Merrill Lynch consistently awarded such leads and referrals to male brokers. When Kaspar commented to Tabbah that she needed these opportunities, which male brokers were receiving, to succeed at Merrill Lynch, he ignored

her requests and confirmed what she knew to be true by telling her "I could let you die here." To make matters worse, Merrill Lynch took away some of Kaspar's accounts, reassigning them to other brokers.

40. Kaspar was denied the same level of managerial and administrative support that male brokers received. For example, on several occasions, Merrill Lynch assigned administrative assistants to Kaspar who were unsatisfactory, requiring Kaspar to perform her own administrative tasks, including answering her telephone. When Kaspar complained of this treatment, Merrill Lynch failed timely to redress the situation. At another point, Merrill Lynch did not assign an administrative assistant to Kaspar for six weeks. Again, Kaspar had to perform her own administrative tasks. This led potential clients to question her value and abilities and resulted in Kaspar losing millions of dollars of assets from prospective clients whom she was attempting to recruit. In addition, Kaspar's production and earnings were further adversely affected as she was prevented from spending adequate time on her duties as a broker.

41. Kaspar was also subjected to a sexually hostile work environment and quid pro quo sexual harassment. Specifically, Peter A. Wiener ("Wiener"), a vice president at the office, and Kaspar formed a "partnership" in which they agreed that Kaspar would work on five percent of Wiener's book of business and that they would equally share gross commissions and assets. Over the next year, however, Wiener repeatedly attempted to re-establish a former romantic relationship with Kaspar which Kaspar declined to do. As a result of her refusals to re-establish the relationship, Wiener publicly undermined Kaspar's authority, sought to sabotage her efforts with the clients they shared, and harassed her. At one point, Kaspar had to request a male friend to intervene

and tell Wiener not to call her at home anymore unless it was urgent. Shortly thereafter, Wiener criticized Kaspar for having her "boyfriend defend [her]" and then ended their business partnership. Wiener also frequently made ethnic and racially derogatory comments to Kaspar about her male friend, who was Venezuelan, including calling him a "spic." When Kaspar attempted to remedy the situation by speaking to Tabbah, he refused to take any corrective action and instead forced her to relinquish all claims on the commissions and assets in the partnership, despite Kaspar's success in increasing production of the assets. Further, Wiener persisted in his attempts to re-establish the relationship with Kaspar and disparaged her publicly before management and colleagues when Kaspar rejected his overtures.

42. Kaspar complained of the sexual discrimination and harassment, but to no avail. For example, on different occasions, Kaspar expressed her concerns and complaints about the discrimination and harassment to Tabbah, Greg Distler, administrative manager, Pat Donoghue, sales manager, and Robert DiGregorio, operations manager. Kaspar's complaints were ignored and further discriminatory and harassing actions were taken against her. For example, when Kaspar's doctor recommended a seating change for her at the office, Tabbah belittled her request and attempted to move her directly in front of Wiener, despite his awareness of Wiener's sexual harassment of Kaspar.

43. Finally, Kaspar filed a claim of sexual discrimination and harassment against Merrill Lynch with the NASD in October of 1995. Based on the discriminatory practices and policies of the securities industry's system of mandatory arbitration, as

described in further detail below, Kaspar later filed a charge of discrimination against Merrill Lynch, the NYSE, and the NASD with the EEOC.

44. Kaspar was subjected to retaliation following her complaints of discrimination and harassment. For example, after Kaspar filed her claim with the NASD, Merrill Lynch denied her request to transfer to a different office, which she made in part on the advice of three attending physicians, on the pretext that she had "poor performance." Before her request, Kaspar's performance had not been criticized nor had she received poor performance reviews in any of her annual performance evaluations. Further, Kaspar continued to be denied the same opportunities that men received to advance her career and maintain and increase her earnings. Later in time, Merrill Lynch refused to give Kaspar access to funds in a personal account she held at Merrill Lynch, an otherwise routine practice.

45. Finally, as a result of the systemic discrimination and retaliation, and lack of opportunities for women at Merrill Lynch, Kaspar resigned her employment in February of 1996.

Sonia Ingram

46. Sonia Ingram began her employment with Merrill Lynch in 1991 at one of its retail offices in New York City. During Ingram's employment at Merrill Lynch, she was one of approximately eight female brokers out of a total of approximately one hundred brokers.

47. When Ingram first interviewed for a position with Merrill Lynch, she expressed her desire to work in portfolio management, explaining that she had a degree in finance from Harvard. However, Ingram was told by Frances Sullivan ("Sullivan"), then

branch manager, that there were no openings in that area and he offered her a broker position instead which she accepted. Following Ingram's hire, though, less qualified males were hired to work in portfolio management. When Ingram again expressed her interest in working in portfolio management later during her employment, David Sims ("Sims"), who replaced Sullivan as branch manager in 1995, refused to consider her for such a position and again told her there were no opportunities for her in portfolio management.

48. After being hired for a broker position, Ingram entered Merrill Lynch's PDP Program which she completed in 1993. While in the PDP Program, Ingram was the only female trainee out of a total of four trainees. Like other women in Merrill Lynch's PDP Program, Ingram was denied the same opportunities that male trainees received. For example, Ingram was never assigned a mentor like the males trainees were assigned, nor was she given assets from the branch manager or the sales manager like the males were given. In fact, while Ingram was in the PDP program, the sales manager actually took away from her approximately two million dollars worth of assets and then reassigned those assets to a male broker. Ingram was also excluded from training programs which male trainees were allowed to attend.

49. In addition, Ingram was openly subjected to demeaning and condescending treatment. Male brokers often directed derogatory comments toward her, such as one male broker who yelled and loudly questioned her abilities while she was talking with a client. On another occasion, a male broker told her to stop asking so many questions after she asked him one question concerning the business. Male brokers and trainees were not similarly treated.

50. After completing the PDP program, Merrill Lynch's discriminatory treatment of Ingram continued. Unlike male brokers who regularly received large and desirable assets, Ingram only rarely received assets and those she did receive were small and problematic. While male brokers often received multi-million dollar assets, including one male broker hired after Ingram who received 30 million dollars in assets, Ingram never received an account worth more than $50,000. Further, Ingram was denied the managerial support that male brokers received. Further, while male brokers were regularly placed on the office call-in list, some as often as every twenty or thirty days, Ingram was on the list approximately once every six months and then for only half a day.

51. In addition to the foregoing, Ingram was also denied the same level of administrative support that male brokers received, and based on gender stereotypes, Ingram regularly was required to answer her own telephone, type her own letters, and perform other clerical tasks. As a result of having to perform most of her own administrative and operational work, Ingram's production and earnings were adversely affected as she was unable to spend adequate time on duties related to her role as a broker. Moreover, Ingram was not invited to social gatherings and was excluded from net-working opportunities. For example, Merrill Lynch often paid for male brokers' golf-outings, while never inviting Ingram to such outings. Merrill Lynch also refused to pay for Ingram's Harvard Club membership, in which she would have opportunities to network with other Harvard alumnae and prospective clients, even though Merrill Lynch paid for male brokers' memberships in similar clubs.

52. Ingram repeatedly complained of the unlawful treatment and raised her concerns to Sullivan, George Dembski, sales manager, and Robert Ross, who replaced

Dembski as sales manager in 1995. Despite her repeated requests for the same opportunities that males received, Ingram's complaints were ignored.

53. In approximately June of 1996, after Ingram experienced a month of low production and while simultaneously denying Ingram the opportunities to achieve the same level of success as male brokers, Sims told Ingram that she needed to increase her production. When Ingram presented Sims with a plan the next week detailing how she would do so, Sims ignored her efforts and instead told her that she would be terminated the following week. Contrary to Sims' perfunctory assessment of Ingram's progress, male brokers were often given several months to raise their production levels and/or were given assets to meet production goals.

54. Due to the increasing pressure and lack of opportunities for women at Merrill Lynch, Ingram resigned her employment in July of 1996. Following her forced resignation, and upon information and belief, Merrill Lynch continued to retaliate against Ingram by defaming her to her former clients, telling at least one client that she had been fired for not making her goals.

Alice Moss

55. Alice Moss was formerly employed by Merrill Lynch as a broker. Moss began her employment in November of 1988 at Merrill Lynch's branch office in Newark, New Jersey, as a broker trainee. During most of her employment at the Newark office, Moss was the only female broker out of approximately 35 brokers. In April of 1994, Moss transferred to Merrill Lynch's branch office in Coral Springs, Florida, and remained there until she was unlawfully terminated in September of 1996.

56. Throughout her employment in both the Newark and Coral Springs offices, Moss was subjected to sexual discrimination as described throughout this Complaint. While in the training program at the Newark office, for example, Moss was paid lower wages than similarly situated male broker trainees also in the training program. Moss was denied a private office, despite having a high level of production, and was forced to work in the bull pen, even though male brokers with less production were given their own offices. Moss was also excluded from business-related meetings and other networking-opportunities. Like other female brokers at Merrill Lynch, Moss was also denied accounts from departing brokers and rarely received referrals or leads, as did her male colleagues.

57. Arthur Borham ("Borham"), sales manager of the Coral Springs office beginning in January, 1996, engaged in a pattern of discriminatory conduct toward Moss and the other female brokers which was designed to drive them out of the office. Indeed, one of the female brokers was forced to resign her position and become a sales assistant for her husband, also a broker in the office, rather than risk termination and loss of her clients.

58. Some of Borham's discriminatory conduct took the form of singling out Moss for demeaning and belittling comments. For example, Borham once told Moss that "[y]ou don't need the money [from this job] because you have a rich husband." On another occasion, Borham asked Moss "[i]s everything all right at home?" When Moss inquired of Borham why he was asking, he said "[b]ecause I didn't like the way you said hello to me this morning." Borham also told Moss on more than one occasion that he did

not like her hair style, called her a "dinosaur" several times, and often told her that she was old. Borham did not direct such comments to male brokers.

59. At the Coral Springs office, Moss also continued to be denied the same career and earnings opportunities that were extended to male brokers. As with other female brokers in the office, Merrill Lynch failed to direct large and desirable accounts from departing brokers to Moss while routinely directing such accounts to male brokers. Similarly, Moss was rarely, if ever, given referrals or leads as male brokers were given. Moss and the other female brokers were also excluded from important meetings and other net-working opportunities.

60. Additionally, Borham subjected Moss to harassment and unjust criticisms. While purposefully preventing Moss from achieving the same level of success as male brokers, as described above, Borham increasingly pressured Moss to increase her production rankings. Borham also ridiculed Moss' production efforts. For example, after Moss brought in a million dollars in new assets, Borham inexplicably told her that "you've been dragging the office down and you're just not cutting it." Borham did not similarly treat male brokers.

61. Following some of these incidents of discrimination and harassment, Moss complained to Borham of the treatment. On another occasion, at Merrill Lynch's request, Moss completed what she was told was an anonymous survey and described Borham's abusive treatment of her. Upon information and belief, however, the survey was secretly coded and Borham saw Moss' survey answers. Indeed, the former sales manager told Moss that Borham was keeping her completed survey in his office and wanted to fire her on account of her complaints.

62. Shortly after completing the survey described above, Moss also called Merrill Lynch's internal hot-line to report the discriminatory treatment and harassment. Fearing retaliation, Moss did not identify herself but was assured that based on her experience and production level, she could not be terminated. When Borham's harassment of her continued to worsen, Moss again called Merrill Lynch's internal hot-line to report the unlawful conduct and to seek relief. Despite Moss' expressed reluctance to reveal her name and office location because she feared reprisal, Merrill Lynch's representative pressured Moss into doing so by telling her that Merrill Lynch would take no action otherwise. Shortly thereafter, Moss was contacted by a human resource representative and was told that the resident vice president, William Stephenson ("Stephenson"), would be involved in "resolving" the situation.

63. Within minutes of being told that Stephenson would be involved in resolving the situation, however, Borham called Moss into his office and terminated her employment, telling her that he and Stephenson did not like her attitude. When Moss called the human resource representative to explain what happened as a result of complaining and being forced to reveal her identity, Moss was told that Merrill Lynch would uphold the termination.

64. Following her termination, Merrill Lynch continued to retaliate against Moss. Merrill Lynch defamed Moss to her colleagues by telling them that she was fired for insubordination. Upon information and belief, Merrill Lynch made similar disparaging remarks to Moss' clients which harmed her relationship with those clients. Finally, Merrill Lynch defamed Moss on her Form U-5 by stating that she had been "discharged for insubordination." Merrill Lynch's defamatory statements cast aspersions on Moss'

professional reputation in the industry and interfered with her attempts to obtain new employment.

Linda Conti

65. Linda Conti began her employment with Merrill Lynch in September of 1995 at its branch office in Indianapolis, Indiana. The office employed approximately fifty brokers, including trainees, but only three were female.

66. After successfully completing the Series 7, Series 63, and Series 65 licensing examinations, Conti wished to enter Merrill Lynch's PDP Program. Merrill Lynch, however, prevented Conti from entering the PDP Program by denying her the support and opportunities that similarly situated males received and by applying stricter standards to her as she sought to build a $1.5 million asset base in six months which she was told was required to enter the training program.

67. While Conti was attempting to build the asset base to qualify for the PDP Program, she was singled out from similarly situated males and was subjected to harsher working conditions than similarly situated males. While similarly situated males were assigned mentors to help them reach the $1.5 million qualifying mark, Conti's mentor was terminated from the firm and she was forced to work for approximately one and a half months without the support of a mentor. During this time, Conti requested a new mentor or a transfer to a different office, but her requests were denied. Eventually, the branch manager, Paul Sullivan ("Sullivan"), assigned a male broker as a mentor to Conti, but the male broker refused to offer Conti support or assistance, even though the same broker offered valuable support and assistance to a similarly situated male whom this broker also mentored.

68. Conti was also excluded from in-office meetings, social gatherings, and other net-working opportunities and, unlike her male colleagues, Conti was also singled out for demeaning treatment. For example, after Conti attended a conference for women in the securities industry, male brokers in the office ridiculed the conference, with one male broker remarking that he wanted an all-male golf weekend.

69. Moreover, Conti was denied the same income-enhancing opportunities that similarly situated males regularly received. Similarly situated males were consistently given house accounts and desirable accounts from departing brokers while Conti rarely received such accounts, and if she did, they were small and considered "dredge accounts." Also, similarly situated males were regularly given call lists, which were lists of prospective clients distributed by Merrill Lynch's marketing department, while Conti never received such lists, even after she requested them.

70. Given the lack of support that she received, Conti was not able to achieve the $1.5 million goal at the end of six months. Merrill Lynch refused to place Conti in its PDP Program, even though at least one similarly situated male in the same office who also failed to meet the $1.5 million goal had been allowed into the PDP program. Another similarly situated male was given 10 ½ months to reach the $1.5 million goal.

71. Following Conti's complaints about the disparate treatment described above, and under the guise of giving her another chance to attain her asset base goal, Merrill Lynch agreed to extend the time by 90 days. However, Merrill Lynch raised her asset base requirement to $1.7 million and terminated Conti's mentor, as described above. As a result of the discriminatory treatment which continued unabated, Conti was not able

to attain the $1.7 million asset base requirement by the deadline established by Merrill Lynch. Conti's repeated requests to Sullivan for equal treatment were ignored.

72. As further discrimination and retaliation, Sullivan told Conti in November of 1996 that she would not be allowed to enter the PDP Program as she had failed to achieve the new asset base goal, and told her that her employment would be terminated at the end of the month. Sullivan told Conti of her rejection even though he knew she expected to open a $1.6 million account within a few days and would significantly surpass the asset base goal. At that time, Sullivan told Conti that Merrill Lynch would not enforce its non-compete contract against her only if she released her claims of discrimination. When Conti complained about this unlawful treatment, Sullivan said words to the effect of "life isn't fair."

73. Following her conversation with Sullivan, Conti called the Human Resource department in an attempt to remedy the situation. Rather than taking any corrective action, Merrill Lynch's Human Resource department instead upheld Sullivan's decision to terminate Conti's employment at the end of the month. The Human Resource department further continued to pressure Conti into releasing her claims of discrimination.

74. As a result of the discrimination and retaliation, Conti resigned her employment in November of 1996. Upon information and belief, and as further retaliation for her complaints of discrimination, Merrill Lynch cast aspersions on Conti's professional reputation by stating to others in the industry, including Conti's clients, that she was fired because she "could not make the numbers."

Anne Marie Kearney

75. Anne Marie Kearney began her employment with Merrill Lynch in March of 1995. Kearney was hired as a broker trainee at Merrill Lynch's retail office in San Antonio, Texas.

76. The resident vice president of the San Antonio office was, and still is, Steve McAnally ("McAnally"). Like other managers at Merrill Lynch, McAnally engaged in discriminatory conduct toward females. As evidence of his discriminatory animus, McAnally frequently made demeaning comments to females and minorities, such as referring to his female assistant as "Vannah" and telling her to "come on up and turn the letters" when he needed her assistance. McAnally also showed a sexually suggestive scene from a movie during a sales meeting and told one female broker who expressed her discomfort that "if you lay down with dogs you will get fleas." McAnally also referred to women as being "womany," told two African-American trainees at a sales meeting to "split up because you are forming a ghetto over there," and asked an Asian trainee "how do you look your clients in the eye with those slanty little eyes of yours?" On another occasion, McAnally demonstrated his preference for male brokers by circulating a memorandum around the office which stated that "the Marines are looking for a few good … and so are we."

77. McAnally's conduct served to encourage male brokers in the office to engage in similarly demeaning conduct toward females. For example, after a lunch meeting held in the office, several male brokers made remarks to the effect of "let the women do their jobs and clean this up instead of being brokers." Another broker called Kearney a "man-hater" after she complained of some of the discriminatory treatment described herein.

78. Kearney was subjected to sexual discrimination throughout her employment. This discrimination began as early as her first interview with Merrill Lynch when Kearney was asked by McAnally how much money her husband made and was told that "we won't have to pay you so much then because you won't starve."

79. Indeed, McAnally hired Kearney at a salary of $24,000 per year, considerably less than male trainees with less experience than Kearney. Kearney asked McAnally why she was being paid less for doing the same work. McAnally laughed at her and claimed that it was because Kearney had not lived in San Antonio long enough to warrant the higher pay. After Kearney learned that none of the higher paid male trainees had lived in San Antonio longer than she had, she again questioned McAnally about the difference in pay. McAnally again responded by laughing at Kearney. She then wrote a letter complaining of the disparate treatment and again requested that she be paid on the same level as her peers. McAnally relented by raising her salary, but only to the amount that male trainees with less business experience than Kearney received. Kearney asked McAnally why he was not paying her as much as he paid males with similar education and experience, telling McAnally that it appeared that he was paying her and the one Hispanic trainee less than the other male trainees. McAnally responded again by laughing and said that he was paying her, the Hispanic, *and* the African-American trainee less than the other trainees.

80. In addition to receiving unequal pay, Kearney was singled out from male trainees for less preferential treatment in other ways. For example, until Kearney and the other trainees successfully completed their Series 7 licensing examinations, she was

regularly required to answer the telephones in the office and work in the mail room. Male trainees were seldom asked to perform such tasks.

81. In retaliation for complaining about the unequal pay, and as further discrimination, Kearney was also denied opportunities and privileges of employment her male peers received. For example, after she obtained her Series 7 license, Merrill Lynch did not enter Kearney's production number into the computer system until approximately one month after entering male trainees' production numbers. As a result, Kearney was prevented from performing trades or soliciting clients during this time. Moreover, Kearney was the last trainee of her group to be assigned a mentor to assist her in the PDP Program.

82. As further retaliation and discrimination, Kearney was excluded from a series of seminars sponsored by Merrill Lynch for trainees and their prospective clients. When Kearney asked Elmer Martin ("Martin"), then manager of the PDP Program, why she was not allowed to participate, he told her it because "you have a rotten attitude." Martin told Kearney that even though she could not participate, she could invite prospective clients to the seminars and she would receive call-ins or account distributions for each client who attended, like other brokers would receive. However, despite the fact that Kearney arranged to have more prospective clients attend the seminars than anyone else in the office, she did not receive call-ins or account distributions.

83. After being excluded from these seminars, Kearney scheduled her own seminar for prospective clients and arranged for several small business owners to attend. After she made these arrangements, Merrill Lynch refused to sponsor the seminar and Kearney, much to her embarrassment, was forced to cancel her seminar.

84. Furthermore, Kearney's mentor failed to assign her assets in accordance with Merrill Lynch's written guidelines for the PDP Program. In particular, mentors were obligated to assign trainees one million dollars in assets during the first four months of training and another two million dollars during the next four months. Kearney's mentor failed to assign her such assets, notwithstanding her requests, while male trainees did receive such assets. Worse yet, Kearney was then criticized for failing to meet her production goals and was not allowed to attend a national training program in Princeton, New Jersey, because she had not achieved her production goals. Kearney's complaint that she did not meet the goals because she was denied the assets that male trainees received was ignored. Additionally, Merrill Lynch continued to retaliate against Kearney for her complaints by continuing in its pattern of discrimination and by refusing to let her attend other seminars for trainees. Kearney eventually received some of the assets to which she was entitled from her mentor, John Jones ("Jones"), but received them days before Harry Tharp ("Tharp") and Jones, both sales managers, terminated her, as explained below, and upon information and belief, only after it was decided that Merrill Lynch would terminate her employment for retaliatory and pretextual reasons.

85. Merrill Lynch's pattern of discrimination and retaliation against Kearney culminated in July and August of 1996 when Tharp and Jones falsely accused Kearney's husband of maintaining an active account in a firm other than Merrill Lynch, in violation of Merrill Lynch policy. These accusations were unfounded. Several months earlier, in March of 1996, Kearney, out of an abundance of caution and without reason to believe her request would be denied, had requested approval for her husband to reactivate and make a trade in an outside account. Kearney was told that the San Antonio office would

get permission from Merrill Lynch headquarters in New York. Not until approximately two months later did Tharp tell Kearney that Merrill Lynch does not allow spouses of employees to have accounts outside of Merrill Lynch. Accordingly, Kearney's husband ceased further activity in the account. When Tharp and Jones lodged these unfounded accusations against Kearney in July of 1996, they refused to listen to her explanation of these events and instead terminated her employment.

86. The next day Kearney contacted the firm where her husband maintained the account and received written confirmation that no trades or transactions had been conducted after Kearney was notified that such transactions were not authorized by Merrill Lynch. Kearney further learned that no one from Merrill Lynch had called to confirm the same information before her termination. Kearney then delivered the written confirmation to Merrill Lynch, at which time Tharp told Kearney to leave the office and that they were placing her on medical leave. Inexplicably, Kearney was also told that in order to return to work, Merrill Lynch insisted that she get a release from a psychiatrist. Kearney got such a release but when she again attempted to return to work, Tharp told her to leave the office. Like other female employees, Kearney attempted to resolve the situation by contacting Merrill Lynch's Human Resource department to report the unlawful termination and subsequent placement on medical leave. Within days of her discussion with the human resource representative, Kearney was summarily terminated.

87. Merrill Lynch continued to retaliate against Kearney following her termination. In particular, shortly after Kearney filed a charge of discrimination against Merrill Lynch with the EEOC, Merrill Lynch "amended" Kearney's Form U-5 to state falsely that she had been "terminated after management learned that she maintained a

brokerage account away from the Firm without the Firm's approval." The Firm also answered affirmatively a question on the Form U-5 whether "[c]urrently is, or at termination was, the individual under internal review for fraud or wrongful taking of property, or violating investment-related statutes, regulations, rules or industry standards of conduct." Merrill Lynch's statements cast aspersions on Kearney's professional reputation in the industry and hindered her efforts in obtaining new employment in the securities industry.

Angela Covo

88. Angela Covo began her employment with Merrill Lynch in August of 1993 as a broker trainee at one of its retail offices in New York City. In August of 1994, Covo transferred to Merrill Lynch's retail office in San Antonio, Texas, the same office where Anne Marie Kearney was employed and where Steve McAnally was the resident vice president. At that office, Covo was one of approximately three female brokers out of a total of approximately 37.

89. During her employment, Covo was subjected to sexual discrimination. Some of Merrill Lynch's discriminatory conduct consisted of requiring Covo to work in the hostile environment created by McAnally and other male brokers as described above.

90. Covo was also denied the same career opportunities that men received. For example, Merrill Lynch rarely assigned desirable accounts from departing brokers to Covo, while routinely assigning such accounts to similarly situated males. Merrill Lynch also rarely directed referrals or leads to Covo, while consistently awarding such referrals and leads to similarly situated males. Merrill Lynch also assigned Covo a mentor who failed to give her any assets, while similarly situated males regularly received assets from

their mentors. Covo was also paid lower wages than similarly situated males and was excluded from conferences and other net-working opportunities.

91. Further, after Covo was told that she would have 24 months to meet the asset goal and production level requirements for completing the PDP Program following her transfer to the San Antonio office, McAnally reduced that time frame by four months mid-way through Covo's tenure. As a result of denying Covo the same opportunities males received, and as a result of reducing her time frame, Covo began having difficulties in achieving her goals. Rather than remedying the differential treatment, even after Covo requested the same opportunities that her male colleagues were receiving, McAnally suggested to Covo that she become an assistant to a male broker in the office. Covo declined the position.

92. Additionally, Harry Tharp ("Tharp"), a sales manager, at the direction of McAnally, began harassing Covo about her progress in the PDP Program and lodged unwarranted criticisms against her. At one point, in the Spring of 1996, Tharp called Covo into a meeting and threatened her with probation and termination if she did not meet her production and asset goals. Tharp also belittled Covo by telling her that "you don't have what it takes" and "you're not going to make it." Upon information and belief, at least one male trainee who did not meet his goals was not placed on probation. Upon information and belief, this male trainee instead was given assistance from McAnally and Tharp in the form of large accounts and referrals and was given his own office.

93. Shortly after her meeting with Tharp, Covo called Merrill Lynch's Employee Assistance Program to report the discriminatory treatment. Covo identified herself and her office. Merrill Lynch took no corrective action.

94. Rather, as a result of complaining about the discrimination, Covo was subjected to retaliation and further discrimination. For example, shortly after her phone call to the Employee Assistance Program, Merrill Lynch attempted to demote Covo by suggesting that she accept a sales assistant position, a position held predominantly by women. Also, under the guise of giving Covo another chance to meet her asset and production goals, Merrill Lynch extended the time frame for Covo to meet her goals, but raised her asset goal by two million dollars. Merrill Lynch also placed Covo on probation and again threatened her with termination. When Covo said the treatment she was experiencing was not fair, Tharp told her words to the effect of "it's my house – my rules." Covo continued to be denied the same accounts, referrals and leads that similarly situated males received. Covo again called Merrill Lynch's Employee Assistance Program to report the discrimination and retaliation. Merrill Lynch took no remedial action. Rather, Merrill Lynch's discrimination continued unabated and the harassment of Covo increasingly worsened.

95. Finally, as a result of the discrimination and retaliation, Covo was forced to resign her employment in August of 1996.

Merrill Lynch was Aware of the Conduct of its Employees and
<u>Failed to Prevent Sexual Discrimination and Retaliation</u>

96. Merrill Lynch's management directed, encouraged and participated in the above-described unlawful conduct. Further, Merrill Lynch allowed the discrimination and retaliation to go unremedied for so long that it amounts to a policy or practice and

constitutes Merrill Lynch's standard operating procedure. Finally, Merrill Lynch's Human Resource and Legal Departments failed to take appropriate remedial action and, in effect, aided and abetted in the unlawful conduct.

The Discrimination and Retaliation Are Ongoing

97. The discrimination and retaliation described above are ongoing as a continuing violation of the civil rights laws.

Timely Representative Charges of Sexual Discrimination, Sexual Harassment and Unlawful Retaliation Were Filed Against Merrill Lynch with the Equal Employment Opportunity Commission

98. Timely representative charges of sexual discrimination, sexual harassment and unlawful retaliation were filed against Merrill Lynch with the EEOC. The EEOC has issued Notices of Right to Sue on representative charges.

Timely Representative Charges of Sexual Discrimination Were Filed Against the NYSE and the NASD with the Equal Employment Opportunity Commission

99. Timely representative charges of sexual discrimination were filed against the NYSE and the NASD with the EEOC. (A copy of a representative charge is attached as Exhibit A). The EEOC has issued Notices of Right to Sue on representative charges.

The Practice of Requiring Females to Execute the Form U-4 or to Otherwise Agree to Arbitrate Their Claims Before the NYSE or the NASD Constitutes Sexual Discrimination

100. As a condition of employment, Merrill Lynch requires its employees to register with a securities exchange, such as the NYSE or the NASD. To register with a securities exchange, Merrill Lynch's licensed employees must sign the Form U-4. The Form U-4 purports to compel arbitration of disputes between Merrill Lynch and its employees before the NYSE or the NASD pursuant to the rules and regulations of the

NYSE or the NASD. The NYSE and the NASD do not permit negotiation over the mandatory arbitration provision contained in the Form U-4.

101. The system of mandatory arbitration of employment discrimination claims constitutes sexual discrimination under both the disparate treatment and the disparate impact theories.

102. The employment practice of requiring female employees to arbitrate discrimination claims before the NYSE or the NASD is discriminatory and is intended primarily to limit the liability of securities industry employers by allowing them to choose an employer-friendly forum where their success is more likely and where awards tend to be smaller than in civil courts. While male employees have a fair opportunity to have their claims heard before the NYSE and the NASD, female employees are not accorded the same treatment.

103. Mandatory arbitration of employment discrimination claims as a condition of employment is contrary to civil rights laws according to a policy statement of the EEOC issued July 18, 1995. Because the EEOC is the agency charged with enforcement of the federal civil rights laws, the EEOC's policy statements are entitled to deference.

Plaintiffs Thomas and Kaspar Participated In and Experienced the Realities of Arbitration

104. In October of 1995, Thomas and Kaspar jointly filed, along with another female broker of Merrill Lynch, claims of sexual harassment, sexual discrimination, and retaliation against Merrill Lynch with the NASD. Thomas and Kaspar submitted their claims pursuant to the Form U-4 which they had executed as conditions of their employment with Merrill Lynch.

105. In order to initiate the arbitration process, the NASD required Thomas and Kaspar and the third woman to pay a $2,000 fee which is far in excess of the $150 filing fee required in Federal Court.

106. Additionally, in order to continue the arbitration process, the NASD required Thomas, Kaspar, and the third woman to agree to assume liability for their share of additional hearing session fees without knowing the full extent of the potential cost. These costs are often exorbitant. For example, in one arbitration proceeding before the NYSE, a female claimant was awarded substantial monetary damages, but was denied attorneys' fees and was assessed over $40,000 in forum fees for 55 hearing sessions and one discovery conference. (Copies of various NYSE awards are attached as Exhibit B).

107. Over Thomas' and Kaspar's objections, the NASD refused to allow the three women to join their claims and granted Merrill Lynch's motion to sever the claims, thus hindering the women in proving the pervasive discrimination at Merrill Lynch and serving to perpetuate the ineffectiveness of mandatory arbitration at eradicating and remedying discrimination in the securities industry. Also, the NASD precluded any meaningful review or appeal of its decision by rendering its decision in a one-page memorandum without any explanation.

108. Further, by refusing to allow the three women to join their claims, the NASD required each claimant to pay separately a $500 filing fee and a deposit of $1,500 for hearing sessions.

109. Aside from denying joinder of their claims, there were other aspects of the NASD proceedings that were violative of Thomas' and Kaspar's rights. For example, after initiating the proceedings and after their request to join their claims was denied,

Thomas and Kaspar learned that Orrick, Herrington & Sutcliffe, the law firm that represented Merrill Lynch, had previously been hired by the NASD to prepare a manual on arbitration procedures and to conduct training sessions for NASD arbitrators. The NASD denied Thomas and Kaspar any means of challenging the dual representation and created a conflict of interest that would not be tolerated in the courts.

110. Moreover, the Orrick, Herrington & Sutcliffe firm has been vocal in supporting arbitration in the securities industry as a means to reduce employer liability. For example, in August of 1995, the Orrick, Herrington & Sutcliffe firm gave a presentation at the American Bar Association's Annual Meeting where it announced the results of a survey it had completed concerning the question of whether arbitrating discrimination claims was beneficial for employers. Before the NASD, the survey concluded, employers prevailed in 16 of 21 cases. Similarly, in NYSE arbitrations, the law firm's survey showed that employers prevailed in 24 out of 41 cases. The law firm concluded that employers stand a greater chance of success in arbitration rather than in court before a jury and that the size of damage awards in arbitration tends to be smaller than in jury trials.

Plaintiffs Suffered Extreme Emotional Distress

111. By the acts and conduct described above, Merrill Lynch intended to and did cause Plaintiffs severe emotional distress, or acted in reckless disregard that their actions had caused and would cause Plaintiffs such injury. Gannotti intended to and did cause Plaintiff Cremin severe emotional distress, or acted in reckless disregard that his actions had caused and would cause Plaintiff Cremin such injury.

112. The acts and conduct of Merrill Lynch toward all Plaintiffs and Gannotti toward Plaintiff Cremin constitute extreme and outrageous conduct beyond the bounds of common decency.

Plaintiffs were Injured as a Consequence
of Defendants' Unlawful Conduct

113. Plaintiffs lost wages and other benefits, suffered embarrassment and humiliation and their careers were irreparably injured as a result of Merrill Lynch's conduct. Plaintiffs suffered loss of enjoyment of life, inconvenience and other nonpecuniary losses as a direct result of Merrill Lynch's conduct. Plaintiff Cremin suffered similar damages as a result of Gannotti's conduct.

CLASS ALLEGATIONS

114. The class of female employees and former employees who have been subjected to discrimination by Merrill Lynch due to their sex and have been subject to retaliation due to their opposition to discrimination is so numerous that joinder of all members is impracticable.

115. There are questions of law and fact common to the class.

116. The claims of the representative parties will fairly and adequately protect the interests of the class.

117. The questions of law and fact common to the members of the class predominate over any questions affecting only individual members and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

COUNT I

SEXUAL DISCRIMINATION

IN VIOLATION OF
TITLE VII

(AGAINST MERRILL LYNCH)

118. Plaintiffs and all others similarly situated reallege paragraphs 1 through 117 and incorporate them by reference as paragraphs 1 through 117 of Count I of this Complaint.

119. Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 2000e et seq., as amended by the Civil Rights Act of 1991, ("Title VII") makes it unlawful to discriminate against any individual in the terms, conditions, or privileges of employment on the basis of sex.

120. Merrill Lynch is liable for the discrimination alleged herein under the doctrine of respondeat superior.

121. Additionally, sexual harassment that creates an abusive and hostile work environment, such that the conditions of employment are altered, is actionable under Title VII as sexual discrimination.

122. With respect to allegations of sexual harassment, Merrill Lynch is strictly liable for the acts of its supervisory employees, including its officers and branch managers. Alternatively, with respect to allegations of sexual harassment, Merrill Lynch is liable through agency principles for the acts of its supervisory employees as alleged herein because the harassers used their actual or apparent authority to further the unlawful conduct and were otherwise aided in accomplishing the unlawful conduct by the existence of an agency relationship. Further, Merrill Lynch is liable for the acts of co-workers because Merrill Lynch either provided no reasonable avenue of complaint or knew of the harassment but did nothing about it.

123. Finally, Merrill Lynch is liable for the acts alleged herein because Merrill Lynch's top echelon established the corporate culture at Merrill Lynch which encouraged sexual discrimination and harassment.

124. Merrill Lynch subjected Plaintiffs and all others similarly situated to unlawful conduct in violation of Title VII.

COUNT II

**WAGE DISCRIMINATION
IN VIOLATION OF
THE EQUAL PAY ACT AND TITLE VII**

(AGAINST MERRILL LYNCH)

125. Plaintiffs and all others similarly situated reallege paragraphs 1 through 124 and incorporate them by reference as paragraphs 1 through 124 of Count II of this Complaint.

126. The Equal Pay Act of the Fair Labor Standards Act, 29 U.S.C. Sections 206 and 207, makes it unlawful for an employer on the basis of sex to pay lower wages or fringe benefits to employees of one sex than it does to similarly situated employees of the other sex. Title VII also makes it unlawful to discriminate in the payment of wages on the basis of sex.

127. Plaintiffs and all others similarly situated were paid lower wages than male employees in substantially equal jobs even though Plaintiffs and all others similarly situated performed similar duties requiring the same skill, effort, and responsibility of male employees.

128. The differential in pay between sexes was not pursuant to seniority, merit, quantity or quality of production, but was due to sex.

129. Merrill Lynch intentionally paid Plaintiffs and all others similarly situated less than it paid male employees who were performing substantially equal work.

130. By its conduct as alleged herein, Merrill Lynch discriminated against Plaintiffs and all others similarly situated with respect to their wages in violation of the Equal Pay Act and Title VII.

COUNT III

**PREGNANCY DISCRIMINATION
IN VIOLATION OF
TITLE VII**

(AGAINST MERRILL LYNCH)

131. Plaintiff Cremin and all others similarly situated reallege paragraphs 1 through 130 and incorporate them by reference as paragraphs 1 through 130 of Count III of this Complaint.

132. Title VII, specifically 42 U.S.C. Section 2000e(k), makes it unlawful to discriminate against any individual on the basis of sex, including on the basis of pregnancy, childbirth, or related medical conditions.

133. By the conduct as alleged herein, Merrill Lynch discriminated against Cremin and all others similarly situated on the basis of pregnancy, childbirth, and/or related medical conditions in violation of Title VII.

COUNT IV

**RETALIATION
IN VIOLATION OF
TITLE VII**

(AGAINST MERRILL LYNCH)

134. Plaintiffs and all others similarly situated reallege paragraphs 1 through 133 and incorporate them by reference as paragraphs 1 through 133 of Count IV of this Complaint.

135. Title VII, specifically 42 U.S.C. Section 2000e-3, makes it unlawful for an employer to discriminate against an employee who has opposed an unlawful employment practice or has assisted or participated in another employee's claim of discrimination.

136. Merrill Lynch is liable for the retaliatory conduct alleged herein under the doctrine of respondeat superior.

137. Merrill Lynch retaliated against Plaintiffs and all others similarly situated for their complaints of sex discrimination. By its conduct, Merrill Lynch subjected Plaintiffs and all others similarly situated to unlawful retaliation in violation of Title VII.

COUNT V

**RETALIATION
IN VIOLATION OF
THE EQUAL PAY ACT AND TITLE VII**

(AGAINST MERRILL LYNCH)

138. Plaintiffs and all others similarly situated reallege paragraphs 1 through 137 and incorporate them by reference as paragraphs 1 through 137 of Count V of this Complaint.

139. The Equal Pay Act and Fair Labor Standards Act, 29 U.S.C. Section 215(a)(3), make it unlawful for any person to discharge or in any manner discriminate against any employee because she complained of wage discrimination. Similarly, Title VII, specifically 42 U.S.C. Section 2000e-3, also makes it unlawful for an employer to

discriminate against an employee who has opposed an unlawful employment practice or has assisted or participated *in another employee's claim of discrimination.*

140. Plaintiffs and all others similarly situated complained of sex discrimination and unfair wage practices.

141. Merrill Lynch retaliated against Plaintiffs and all others similarly situated for their complaints in violation of the anti-retaliation provisions of the Fair Labor Standards Act and Title VII. By its conduct, Merrill Lynch subjected Plaintiffs and all others similarly situated to unlawful retaliation in violation of the Equal Pay Act and Title VII.

COUNT VI

THE PRACTICE OF REQUIRING FEMALES TO EXECUTE THE FORM U-4 OR TO OTHERWISE AGREE TO ARBITRATE THEIR CLAIMS BEFORE THE NYSE OR NASD CONSTITUTES SEXUAL DISCRIMINATION IN VIOLATION OF TITLE VII

(AGAINST MERRILL LYNCH, NYSE AND NASD)

142. Plaintiffs and all others similarly reallege paragraphs 1 through 141 and incorporate them by reference as paragraphs 1 through 141 of Count VI of this Complaint.

143. Title VII makes it unlawful to discriminate against any individual in the terms, conditions, or privileges of employment on the basis of sex.

144. Merrill Lynch and the securities industry have a practice of requiring employees to sign the Form U-4 which Merrill Lynch claims requires arbitration of employment discrimination claims before the NYSE and/or the NASD. The U-4 does not reference Title VII claims or any other civil rights law.

145. Plaintiffs and all others similarly situated did not knowingly and intelligently waive the rights accorded to Plaintiffs to bring the civil rights claims set forth in this Complaint. Rather, Plaintiffs and all others similarly situated signed the Form U-4 in order to take industry-related licensing examinations and/or to register with the NYSE and/or the NASD as required by law or their employer.

146. By requiring female employees to execute the Form U-4, Merrill Lynch, the NYSE and the NASD subjected Plaintiffs and all others similarly situated to sexual discrimination in violation of Title VII.

147. Plaintiffs and all others similarly situated have been injured as a result of the Form U-4. Further, Plaintiffs and all others similarly situated are presently working in the securities industry and/or are presently qualified to work in the securities industry. They either have been or will be required to execute another Form U-4, in which they would be compelled, against their will, to agree to arbitrate any employment disputes that arise in the course of their employment. Plaintiffs and all others similarly situated desire, and are entitled, to have the federal civil rights laws enforced as written and to receive the full benefit of all of the protections provided in those laws.

148. As a consequence of the Form U-4, Plaintiffs Thomas and Kaspar and all others similarly situated were forced to submit claims of discrimination to the NASD or to the NYSE and suffered additional injuries in that process.

COUNT VII

**VOIDANCE OR RESCISSION OF FORM U-4
ARBITRATION CLAUSE UNDER
CONTRACT LAW AND EQUITABLE THEORIES**

(AGAINST MERRILL LYNCH)

149. Plaintiffs and all others similarly situated reallege paragraphs 1 through 148 and incorporate them by reference as paragraphs 1 through 148 of Count VII of this Complaint.

150. Plaintiffs and all others similarly situated signed a Form U-4 which contained a mandatory arbitration clause. Plaintiffs and all others similarly situated seek to have the Court declare null and void the arbitration clause in the Form U-4 based on the following legal theories.

a. Plaintiffs and all others similarly situated did not knowingly and intelligently submit to arbitration.

b. Assuming arguendo that they understood what arbitration meant and that by signing the Form U-4 that they were agreeing to arbitrate discrimination claims between them and their employer, Plaintiffs and all others similarly situated were not aware of the business relationship and financial dependency between the NASD, the NYSE and Merrill Lynch. Had Plaintiffs and all others similarly situated understood the relationship of these organizations, they would not have consented to arbitrate their claims before the NYSE or the NASD.

c. The arbitration clause in the Form U-4 is unenforceable for lack of consideration.

d. Assuming arguendo that Plaintiffs knowingly waived their rights and that the Form U-4 is supported by adequate consideration, Merrill Lynch, through its conduct, materially breached an implied covenant of good faith and fair dealing implicit in the employment relationship of Plaintiffs and all others similarly situated and is equitably estopped from seeking enforcement of the pre-dispute arbitration clauses.

e. Merrill Lynch breached an implied covenant of good faith and fair dealing through its conduct as alleged herein and rendered the arbitration clause null and void or unenforceable by Merrill Lynch.

f. The arbitration clause is otherwise void as against public policy and is unconscionable.

151. Based on the factual circumstances and for the legal reasons alleged herein, justice requires this Court to find that the Form U-4 is null and void and/or unenforceable by Merrill Lynch under contract law.

152. Alternatively, justice demands that Plaintiffs and all others similarly situated be allowed to rescind the arbitration clause of the Form U-4 under equitable principles.

COUNT VIII

SEXUAL DISCRIMINATION AND SEXUAL HARASSMENT IN VIOLATION OF NEW YORK HUMAN RIGHTS LAW

(AGAINST MERRILL LYNCH)

153. Plaintiffs and all others similarly situated reallege paragraphs 1 through 152 and incorporate them by reference as paragraphs 1 through 152 of Count VIII of this Complaint.

154. The State of New York's Human Rights Law, New York State Executive Law Section 296 et seq., ("Human Rights Law"), makes it unlawful to discriminate

against any individual in the terms, conditions, or privileges of employment on the basis of sex. The Human Rights Law also makes unlawful sexual harassment that creates an abusive and hostile work environment, such that the conditions of employment are altered. The same legal standards that apply to Title VII claims apply to claims brought under the Human Rights Law.

155. The Human Rights Law as amended, New York State Executive Law Section 298 et seq., makes it unlawful for a resident person or domestic corporation to violate any provision of the Human Rights Law and applies the Human Rights Laws, except the penal provisions thereof, to acts committed outside the state.

156. Merrill Lynch is authorized to do business in the state of New York and its principal place of business is located there. Further, the state of New York is Merrill Lynch's nerve center from which it radiates out to its constituent parts and from which its officers direct, control and coordinate all activities without regard to locale, in furtherance of the corporate objective.

157. Defendant Merrill Lynch subjected Plaintiffs and all others similarly situated to sexual discrimination in violation of the Human Rights Law.

COUNT IX

PREGNANCY DISCRIMINATION IN VIOLATION OF NEW YORK HUMAN RIGHTS LAW

(AGAINST MERRILL LYNCH)

158. Plaintiff Cremin and all others similarly situated reallege paragraphs 1 through 157 and incorporate them by reference as paragraphs 1 through 157 of Count IX of this Complaint.

159. The Human Rights Law makes it unlawful to discriminate against an individual on the basis of pregnancy.

160. Defendant Merrill Lynch subjected Plaintiff Cremin and all others similarly situated to pregnancy discrimination in violation of the Human Rights Law.

COUNT X

RETALIATION IN VIOLATION OF NEW YORK HUMAN RIGHTS LAW

(AGAINST MERRILL LYNCH)

161. Plaintiffs and all others similarly situated reallege paragraphs 1 through 160 and incorporate them by reference as paragraphs 1 through 160 of Count X of this Complaint.

162. The Human Rights Law, specifically New York State Executive Law Section 296(e), makes it unlawful for an employer to discriminate against an employee who has opposed an unlawful employment practice or has assisted or participated in another employee's claim of discrimination.

163. Plaintiffs and all others similarly situated complained of sex discrimination.

164. Merrill Lynch retaliated against Plaintiffs and all others similarly situated for their complaints of sex discrimination. By the conduct as alleged herein, Merrill Lynch subjected Plaintiffs and all others similarly situated to unlawful retaliation in violation of the Human Rights Law.

COUNT XI

THE PRACTICE OF REQUIRING FEMALES TO EXECUTE THE FORM U-4 CONSTITUTES SEXUAL DISCRIMINATION

IN VIOLATION OF
NEW YORK HUMAN RIGHTS LAW

(AGAINST MERRILL LYNCH)

165. Plaintiffs and all others similarly reallege paragraphs 1 through 164 and incorporate them by reference as paragraphs 1 through 164 of Count XI of this Complaint.

166. The Human Rights Law makes it unlawful to discriminate against any individual in the terms, conditions, or privileges of employment on the basis of sex.

167. Merrill Lynch and the securities industry have a practice of requiring employees to sign the Form U-4 which Merrill Lynch claims requires arbitration of employment discrimination claims before the NYSE and/or the NASD. The contracts do not reference the New York Human Rights Law claims or any other civil rights law.

168. Plaintiffs and all others similarly situated did not knowingly and intelligently waive the rights accorded to plaintiffs to bring the civil rights claims, as set forth in this Complaint. Rather, Plaintiffs and all others similarly situated signed the Form U-4 in order to take industry-related licensing examinations and to register with the NYSE and/or the NASD.

169. By requiring female employees to execute the Form U-4, Merrill Lynch subjected Plaintiffs and all others similarly situated to sexual discrimination in violation of the Human Rights Law.

170. Plaintiffs and all others similarly situated have been injured as a result of the Form U-4.

171. As a consequence of the Form U-4, Plaintiffs Thomas and Kaspar and all others similarly situated were forced to submit claims of discrimination to the NASD or to the NYSE and suffered additional injuries in that process.

COUNT XII

LIBEL PER SE
(PLAINTIFFS INGRAM, MOSS, CONTI AND KEARNEY AND ALL OTHERS SIMILARLY SITUATED

AGAINST MERRILL LYNCH)

172. Plaintiffs Ingram, Moss, Conti and Kearney and all others similarly situated reallege paragraphs 1 through 171 and incorporate them by reference as paragraphs 1 through 171 of Count XII of this Complaint.

173. The statements made by employees of Merrill Lynch under the direction and with the assistance of Merrill Lynch's managers, as alleged herein, including misrepresenting the reasons for female employees' separation from Merrill Lynch on their Form U-5's and similar statements to their clients, are all false, misleading and defamatory. Each such statement accuses Ingram, Moss, Conti and Kearney and all others similarly situated of want of ability and want of integrity in their professions, and are libel per se.

174. The statements were made with knowledge that they were false and with actual and common law malice for the purpose of destroying Ingram's, Moss', Conti's and Kearney's exemplary reputations.

175. Although damages are presumed, Ingram, Moss, Conti and Kearney have suffered monetary loss as a result of the defamatory statements.

176. Merrill Lynch is liable under the theory of respondeat superior.

COUNT XIII

FRAUD

(PLAINTIFF CREMIN AGAINST MERRILL LYNCH AND GANNOTTI)

177. Plaintiff Cremin realleges paragraphs 1 through 176 and incorporates them by reference as paragraphs 1 through 176 of Count XIII of this Complaint.

178. Illinois law recognizes a cause of action for fraud which makes unlawful certain false statements that are known to be untrue and are made for the purpose of inducing reliance by another and result in injury. Statements that might otherwise not qualify as fraudulent rise to that level if they are part of a scheme to defraud and are made by someone with the present intention of not complying with them.

179. The statements made by Gannotti to Cremin as described in paragraphs 17 - 20 were untrue and were made for the sole purpose of inducing Cremin to transfer all her accounts to other Merrill Lynch brokers. Motivated by discriminatory animus, Gannotti made the statements with no intention of complying with them and as part of a scheme to defraud Cremin. As a direct result of the fraudulent statements, Cremin suffered harm.

180. Merrill Lynch is liable under the doctrine of respondeat superior.

181. By the conduct as alleged herein, Defendants committed fraud against Plaintiff.

COUNT XIV

PROMISSORY ESTOPPEL

(PLAINTIFF CREMIN AGAINST MERRILL LYNCH AND GANNOTTI)

182. Plaintiff Cremin realleges paragraphs 1 through 181 and incorporates them by reference as paragraphs 1 through 181 of Count XIV of this Complaint.

183. Illinois law recognizes a cause of action for promissory estoppel which provides a remedy for persons who reasonably and foreseeably rely to their detriment on promises made by another.

184. The statements Gannotti made to Cremin described in paragraphs 17 - 20 of this Complaint were unambiguous and caused Cremin to rely on them and act to her detriment. Cremin's reliance on Gannotti's statements was both reasonable and foreseeable.

185. By the conduct as alleged herein, Defendants caused Cremin to rely detrimentally on the statements made by Gannotti and are liable to her for the harm she suffered under the doctrine of promissory estoppel.

COUNT XV

TORTIOUS INTERFERENCE WITH BUSINESS EXPECTANCIES

(PLAINTIFF CREMIN AGAINST GANNOTTI)

186. Plaintiff Cremin paragraphs 1 through 185 and incorporates them by reference as paragraphs 1 through 185 of Count XV of this Complaint.

187. Cremin was an at-will employee of Merrill Lynch. Cremin and Merrill Lynch would have been desirous of continuing the employment relationship for an indefinite time.

188. Gannotti was aware of Cremin's expectancy of continued employment.

189. Gannotti intentionally interfered with Cremin's expectancies by fraudulently deceiving her, unlawfully terminating her, and otherwise denying her employment opportunities.

190. Gannotti unjustly interfered with Cremin's expectancy with the intent of injuring Cremin and to further his own goals, contrary to Merrill Lynch's best interests. Gannotti acted with malice.

191. By his conduct as alleged herein, Gannotti intentionally interfered with Cremin's business expectancies.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs and all others similarly situated respectfully request that this Court find in their favor and against Defendants as follows:

a. Declare that the acts and conduct of Merrill Lynch violate Title VII of the Civil Rights Act of 1964 and 1991, the Equal Pay Act, the Human Rights Law, and the anti-retaliation provisions of those laws;

b. Declare that the acts and conduct of Merrill Lynch and Gannotti violate Illinois common law;

c. Declare that the Form U-4's executed by Plaintiffs and all others similarly situated violate Title VII of the Civil Rights Act of 1964 and the Human Rights Law and that this cause is not subject to the mandatory arbitration rules of the NYSE or the NASD;

d. Declare that the Form U-4's executed by Plaintiffs and all others similarly situated are null and void or unenforceable by any of the Defendants or that equity requires rescission of such an arbitration requirement.

e. Award Plaintiffs Thomas and Kaspar and all others similarly situated damages for injuries they sustained as a consequence of participating in arbitration proceedings that violated Title VII and the Human Rights Law;

f. Award Plaintiffs and all others similarly situated the value of all compensation and benefits lost as a result of Defendants' unlawful conduct;

g. Award Plaintiffs and all others similarly situated the value of all compensation and benefits they will lose in the future as a result of Defendants' unlawful conduct under Title VII, the Equal Pay Act, the Human Rights Law, and Illinois common law;

h. In the alternative to paragraph (h), reinstate Plaintiffs and all others similarly situated with appropriate promotions and seniority and otherwise make Plaintiffs and all others similarly situated whole;

i. Award Plaintiffs and all others similarly situated compensatory damages under Title VII, the Human Rights Law, and Illinois common law;

j. Award Plaintiffs and all others similarly situated punitive damages under Title VII, the Human Rights Law, and Illinois common law;

k. Award Plaintiffs and all others similarly situated liquidated damages under the Equal Pay Act;

l. Award Plaintiff Cremin appropriate compensatory and punitive damages on her individual tort claims;

m. Award Plaintiffs Ingram, Moss, Conti and Kearney and all others similarly situated presumed damages for defamation;

n. Award Plaintiffs and all others similarly situated prejudgment interest;

o. Award Plaintiffs and all others similarly situated reasonable attorneys' fees, costs and disbursements; and

p. Award Plaintiffs and all others similarly situated such other relief as this Court deems just and proper.

Respectfully submitted,

LENG STOWELL FRIEDMAN & VERNON

By

Linda D. Friedman

Mary Stowell
Linda D. Friedman
LENG STOWELL FRIEDMAN & VERNON
321 S. Plymouth Court
Suite 1400
Chicago, Illinois 60604
(312) 431-0888

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 21, 2001

The proposal requests that the current CEO resign and forgo any "golden parachute."

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merrill Lynch relies.

Sincerely,

Keir D. Gumbs
Special Counsel